As filed with the Securities and Exchange Commission on November 20, 1998


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13E-4
                          ISSUER TENDER OFFER STATEMENT

      (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)


                         WESTERFED FINANCIAL CORPORATION
--------------------------------------------------------------------------------

                                (Name of issuer)

                         WESTERFED FINANCIAL CORPORATION
--------------------------------------------------------------------------------

                      (Name of Person(s) Filing Statement)

                     Common Stock, $0.01 Par Value Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   957550 10 6
                                   -----------
                      (CUSIP Number of Class of Securities)

                                 Lyle R. Grimes
                         WesterFed Financial Corporation
                                110 East Broadway
                             Missoula, Montana 59802
                                 (406) 721-5254
--------------------------------------------------------------------------------

            (Name, Address and Telephone Number of Person Authorized
               to Receive Notices and Communications on Behalf of
                         the Person(s) Filing Statement)


                                   Copies to:

                            Martin L. Meyrowitz, P.C.
                             Michael S. Sadow, P.C.
                         Silver, Freedman & Taff, L.L.P.
                           1100 New York Avenue, N.W.
                             Washington, D.C. 20005
                                 (202) 414-6100
--------------------------------------------------------------------------------

                         (Agent for Service of Process)

                                November 20, 1998
     (Date Tender Offer First Published, Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

Transaction Valuation*                                   Amount of Filing Fee
   $22,000,000                                                  $4,400


*Calculated solely for the purpose of determining the filing fee, based upon the purchase of 1,100,000 shares at the maximum tender offer price of $20.00 per share.

[ ] Check box if any of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  N/A                         Filing Party:  N/A
Form or Registration No.:  N/A                       Date Filed:  N/A

Item 1. Security and Issuer.

         (a) The issuer of the securities to which this Schedule 13E-4 relates is WesterFed Financial Corporation, a Delaware corporation (the "Company"), and the address of its principal executive office, and its mailing address, is 110 East Broadway Missoula, Montana 59802.

         (b) This Schedule 13E-4 relates to the offer by the Company to purchase up to 1,100,000 shares (or such lesser number of shares as are properly tendered) of its common stock, $0.01 par value per share (the "Shares"), 5,594,361 of which Shares were outstanding as of November 13, 1998, at prices not in excess of $20.00 nor less than $18.00 per Share in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 20, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached as Exhibits (a)(1) and (a)(2), respectively, and incorporated herein by reference. Employee, officers and directors of the Company may participate in the Offer on the same basis as the Company's other stockholders. The Company has been advised that one of its directors and two of its executive officers intend to tender Shares pursuant to the Offer. The Company has also been advised that the trustee of the Company's Employee Stock Ownership Plan does not intend to tender any Shares pursuant to the Offer. The information set forth in "Introduction", "Section 1, Number of Shares; Proration" and "Section 12, Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

         (c) The information set forth in "Introduction" and "Section 8, Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

         (d) Not applicable.

Item 2. Source and Amount of Funds or Other Consideration.

         (a) The information set forth in "Section 11, Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

         (b) Not applicable.

Item 3. Purpose of the Tender Offer and Plans or Proposals of the Issuer or Affiliate.

         (a)-(j) The information set forth in "Introduction" and "Section 11, Source and Amount of Funds," "Section 9, Purpose of the Offer; Certain Effects of the Offer," "Section 12, Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" and "Section 13, Effects of the Offer on the Market for Shares; Registration under the Exchange Act" of the Offer to Purchase is incorporated herein by reference.

Item 4. Interest in Securities of the Issuer.

         The information set forth in "Section 12, Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" and "Schedule A" of the Offer to Purchase is incorporated herein by reference.

Item 5. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer's Securities.

         The information set forth in "Introduction" and "Section 11, Source and Amount of Funds," "Section 9, Purpose of the Offer; Certain Effects of the Offer," and "Section 12, Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

Item 6. Persons Retained, Employed, or to be Compensated.

         The information set forth in "Introduction" and "Section 17, Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

Item 7. Financial Condition.

         (a)-(b) The information set forth in "Section 10, Certain Information Concerning the Company" of the Offer to Purchase is incorporated herein by reference.

Item 8. Additional Information.

         (a)         Not applicable.

         (b) The information set forth in "Section 14, Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

         (c) The information set forth in "Section 13, Effects of the Offer on the Market for Shares; Registration under the Exchange Act" of the Offer to Purchase is incorporated herein by reference.

         (d)         Not applicable.

         (e) The information set forth in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference.

Item 9. Material to be Filed as Exhibits.

         (a)   (1)   Form of Offer to Purchase, dated November 20, 1998

               (2) Form of Letter of Transmittal (including Certification of Taxpayer Identification Number on Form W-9).

               (3) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

               (4)   Form of  Letter to  Clients  for Use by  Brokers,  Dealers,
                     Commercial  Banks,   Trust  Companies  and  Other  Nominees
                     (including the Instruction Form).

               (5) Form of Letter to Stockholders of the Company, dated November 20, 1998, from Lyle R. Grimes, President and Chief Executive Officer of the Company.

               (6) Form of Memorandum, dated November 20, 1998, to the Company's employees.

               (7)   Form of Question and Answer Brochure.

               (8)   Text  of  Press  Release  issued  by  the  Company,   dated
                     November 20, 1998.

               (9) Text of Press Announcement to be published in local and regional newspapers on or after November 20, 1998.

         (b) Not applicable.

         (c) Not applicable.

         (d) Not applicable.

         (e) Not applicable.

         (f) Not applicable.


                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13E-4 is true, complete and correct.


Date: November 20, 1998                WESTERFED FINANCIAL CORPORATION
      -----------------

                                       By: /s/ Lyle R. Grimes
                                           -------------------------------------
                                           Lyle R. Grimes
                                           President and Chief Executive Officer

                                                                  Exhibit (a)(1)


                         WESTERFED FINANCIAL CORPORATION

                           Offer to Purchase for Cash

                          Up to 1,100,000 Shares of its
                     Common Stock, Par Value $0.01 Per Share

                   At a Purchase Price Not Greater Than $20.00
                         Nor Less Than $18.00 Per Share

                              --------------------

            THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE
         AT 5:00 P.M., NEW YORK CITY TIME, ON MONDAY, DECEMBER 21, 1998,
                          UNLESS THE OFFER IS EXTENDED

                               -------------------

         WesterFed Financial Corporation, a Delaware corporation (the "Company"), invites its stockholders to tender shares of its Common Stock, par value $0.01 per share (the "Shares"), at prices, net to the seller in cash, without interest thereon, not greater than $20.00 nor less than $18.00 per Share specified by such tendering stockholders, upon the terms and subject to the conditions set forth herein and in the related Letter of Transmittal (which together constitute the "Offer"). The Company will determine a single per Share price (not greater than $20.00 nor less than $18.00 per Share) that it will pay for the Shares validly tendered pursuant to the Offer and not withdrawn (the "Purchase Price"), taking into consideration the number of Shares so tendered and the prices specified by the tendering stockholders. The Company will select the lowest Purchase Price that will enable it to purchase 1,100,000 Shares (or such lesser number of Shares as are validly tendered and not withdrawn at prices not greater than $20.00 nor less than $18.00 per Share) pursuant to the Offer. The Company will purchase all Shares validly tendered at prices at or below the Purchase Price and not withdrawn on or prior to the Expiration Date (as defined in Section 1), upon the terms and subject to the conditions of the Offer, including the provisions thereof relating to proration and conditional tenders described herein. The Purchase Price will be paid in cash, net to the seller, without interest thereon, with respect to all Shares purchased. All Shares tendered at prices in excess of the Purchase Price, Shares not purchased because of proration and Shares that were conditionally tendered and not accepted for purchase will be returned. Stockholders must complete the section of the Letter of Transmittal relating to the price at which they are tendering Shares in order to validly tender Shares.

                              ---------------------

         The offer is not conditioned upon any minimum number of shares being tendered. The offer is, however, subject to other conditions. See Section 7. Please call the Dealer Manager toll free at (877) 298-6520 with any questions concerning the Offer.

                              ---------------------

                                    IMPORTANT

         Any stockholder desiring to tender all or any portion of his or her Shares should either (i) complete and sign the Letter of Transmittal or a facsimile thereof in accordance with the instructions in the Letter of Transmittal, mail or deliver it and any other required documents to Davidson Trust Co. ( the "Depositary"), and either mail or deliver the certificates representing Shares to be tendered to the Depositary along with the Letter of Transmittal or deliver such Shares pursuant to the procedure for book-entry transfer set forth in Section 3 or (ii) request his or her broker, dealer, commercial bank, trust company or nominee to effect the transaction for him or her. A stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or nominee must contact such broker, dealer, commercial bank, trust company or nominee if he or she desires to tender such Shares.

The Board of Directors of the Company has unanimously approved the offer. Neither the Company nor its Board of Directors makes any recommendation to any stockholder as to whether to tender all or any Shares. Each stockholder must make his or her own decision as to whether to tender shares and, if so, how many to tender and at what price. Directors, officers and employees of the Company who own Shares may participate in the Offer on the same basis as the Company's other stockholders.

                      The Dealer Manager for the Offer is:

                          Keefe, Bruyette & Woods, Inc.

             The date of this Offer to Purchase is November 20, 1998

         As of November 13, 1998, the Company had 5,594,361 Shares issued and outstanding, and 525,766 Shares issuable upon exercise of outstanding stock options under the Company's stock option and incentive plan. The 1,100,000 Shares that the Company is offering to purchase pursuant to the Offer represent approximately 19.7% of the Shares then outstanding. The Shares are traded on the Nasdaq National Market. The Shares trade under the symbol "WSTR." On November 18, 1998, the closing price of the Shares as reported on the Nasdaq National Market was $18.00 per Share. Stockholders are urged to obtain current market quotations for the Shares.

         To tender shares properly, stockholders must complete the section of the Letter of Transmittal relating to the price at which they are tendering shares.

         Questions or requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal or other tender offer materials may be directed to the Information Agent/ Dealer Manager at the address and telephone number set forth on the back cover of this Offer to Purchase, and such copies will be furnished promptly at the Company's expense. Stockholders may also contact their local broker, dealer, commercial bank or trust company for assistance concerning the Offer.

         No person has been authorized to make any recommendation on behalf of the Company as to whether stockholders should tender Shares pursuant to the Offer. No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein or in the related Letter of Transmittal. If given or made, such recommendation and such other information and representations must not be relied upon as having been authorized by the Company.

                                TABLE OF CONTENTS



Section                                                                    Page
-------                                                                    ----
      INTRODUCTION...........................................................1
1.    NUMBER OF SHARES; PRORATION............................................2
2.    TENDERS BY HOLDERS OF FEWER THAN 100 SHARES............................3
3.    PROCEDURE FOR TENDERING SHARES.........................................3
4.    WITHDRAWAL RIGHTS......................................................5
5.    ACCEPTANCE FOR PAYMENT OF SHARES AND PAYMENT OF PURCHASE PRICE.........6
6.    CONDITIONAL TENDER OF SHARES...........................................7
7.    CERTAIN CONDITIONS OF THE OFFER........................................8
8.    PRICE RANGE OF SHARES; DIVIDENDS......................................10
9.    PURPOSE OF THE OFFER; CERTAIN EFFECTS OF THE OFFER....................10
10.   CERTAIN INFORMATION CONCERNING THE COMPANY............................12
11.   SOURCE AND AMOUNT OF FUNDS............................................18
12.   INTEREST OF DIRECTORS AND OFFICERS; TRANSACTIONS AND
       ARRANGEMENTS CONCERNING SHARES.......................................18
13.   EFFECTS OF THE OFFER ON THE MARKET FOR SHARES; REGISTRATION
       UNDER THE EXCHANGE ACT...............................................19
14.   CERTAIN LEGAL MATTERS; REGULATORY APPROVALS...........................19
15.   CERTAIN FEDERAL INCOME TAX CONSEQUENCES...............................20
16.   EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENTS...................22
17.   FEES AND EXPENSES.....................................................23
18.   MISCELLANEOUS.........................................................23

      SCHEDULE A         CERTAIN TRANSACTIONS INVOLVING SHARES
                         BY THE COMPANY OR ITS EXECUTIVE OFFICERS
                         OR DIRECTORS

To the Holders of Shares of Common Stock of
WesterFed Financial Corporation

                                  INTRODUCTION

         WesterFed Financial Corporation, a Delaware corporation (the "Company"), invites its stockholders to tender shares of its Common Stock, par value $0.01 per share (the "Shares") at a price, net to the seller in cash, without interest thereon, not greater than $20.00 nor less than $18.00 per Share specified by such tendering stockholders, upon the terms and subject to the conditions set forth herein and in the related Letter of Transmittal (which together constitute the "Offer").

         The Company will determine a single per Share price (not greater than $20.00 nor less than $18.00 per Share) that it will pay for the Shares validly tendered pursuant to the Offer and not withdrawn (the "Purchase Price"), taking into account the number of Shares so tendered and the prices specified by tendering stockholders. The Company will select the lowest Purchase Price that will enable it to purchase 1,100,000 Shares (or such lesser number of Shares as is validly tendered and not withdrawn at prices not greater than $20.00 nor less than $18.00 per Share) pursuant to the Offer. The Company will purchase all Shares validly tendered at prices at or below the Purchase Price and not withdrawn on or prior to the Expiration Date (as defined in Section 1), upon the terms and subject to the conditions of the Offer, including the provisions relating to proration and conditional tenders described below. The Purchase Price will be paid in cash, net to the seller, without interest thereon, with respect to all Shares purchased. Shares tendered at prices in excess of the Purchase Price, Shares not purchased because of proration and Shares that were conditionally tendered and not accepted for purchase will be returned.

         The Offer is not conditioned upon any minimum number of Shares being tendered. The Offer is, however, subject to certain other conditions. See
Section 7.

         If more than 1,100,000 Shares have been validly tendered at or below the Purchase Price and not withdrawn on or prior to the Expiration Date, the Company will purchase Shares first from stockholders who owned beneficially as of the close of business on November 13, 1998, and continue to own beneficially as of the Expiration Date, an aggregate of fewer than 100 Shares who properly tender all their Shares at or below the Purchase Price, and then on a pro rata basis from all other stockholders who validly tender Shares at or below the Purchase Price, other than stockholders who tender conditionally, and for whom the condition is not satisfied. See Sections 1, 2 and 6. Tendering stockholders will not be obligated to pay brokerage commissions, solicitation fees or, subject to the Instructions to the Letter of Transmittal, stock transfer taxes on the purchase of Shares by the Company. The Company will pay the expenses of Keefe, Bruyette & Woods, Inc. (the "Dealer Manager/Information Agent") and Davidson Trust Co. (the "Depositary") incurred in connection with the Offer. See
Section 17. Any tendering stockholder or other payee who fails to complete and sign the substitute Form W-9 that is included in the Letter of Transmittal may be subject to United States federal income tax backup withholding equal to 31% of the gross proceeds payable to such stockholder or other payee pursuant to the Offer. See Sections 3 and 15.

         As of November 13, 1998, the Company's Employee Stock Ownership Plan ("ESOP") held 338,446 Shares in accounts for participants therein. The Company has been advised that the trustee of the ESOP does not intend to tender any Shares pursuant to the Offer.

         The Board of Directors has unanimously approved the Offer. Neither the Company nor its Board of Directors, however, makes any recommendation to any stockholder as to whether to tender all or any Shares. Each stockholder must make his or her own decision as to whether to tender Shares and, if so , how many Shares to tender and at what price. Directors, officers and employees of the Company who own Shares may participate in the Offer on the same basis as the Company's other stockholders.

         As of November 13, 1998, the Company had 5,594,361 Shares issued and outstanding, and 525,766 Shares issuable upon exercise of outstanding stock options under the Company's stock option and incentive plan. The 1,100,000 Shares that the Company is offering to purchase pursuant to the Offer represent approximately 19.7% of the Shares then outstanding.

         The Shares are traded on the Nasdaq National Market ("NNM"). The Shares trade under the symbol "WSTR." On November 18, 1998, the closing price of the Shares on the NNM was $18.00 per Share. See Section 8. Stockholders are urged to obtain current market quotations for the Shares.

                         1. NUMBER OF SHARES; PRORATION

         Upon the terms and subject to the conditions described herein and in the Letter of Transmittal, the Company will purchase up to 1,100,000 Shares that are validly tendered on or prior to the Expiration Date (as defined below) (and not properly withdrawn in accordance with Section 4) at a price (determined in the manner set forth below) not greater than $20.00 nor less than $18.00 per Share. The later of 5:00 p.m., New York City time, on Monday, December 21, 1998, or the latest time and date to which the Offer is extended pursuant to Section 16, is referred to herein as the "Expiration Date." If the Offer is oversubscribed as described below, only Shares tendered at or below the Purchase Price on or prior to the Expiration Date will be eligible for proration. The proration period also expires on the Expiration Date.

         The Company will determine the Purchase Price taking into consideration the number of Shares so tendered and the prices specified by tendering stockholders. The Company will select the lowest Purchase Price that will enable it to purchase 1,100,000 Shares (or such lesser number of Shares as is validly tendered and not withdrawn at prices not greater than $20.00 nor less than $18.00 per Share) pursuant to the Offer. Subject to Section 16, the Company reserves the right to purchase more than 1,100,000 Shares pursuant to the Offer, but does not currently plan to do so. The Offer is not conditioned on any minimum number of Shares being tendered. The Offer is, however, subject to certain other conditions. See Section 7.

         In accordance with Instruction 5 of the Letter of Transmittal, each stockholder who wishes to tender Shares must specify the price (not greater than $20.00 nor less than $18.00 per Share) at which the stockholder is willing to have the Company purchase such Shares. As promptly as practicable following the Expiration Date, the Company will determine the Purchase Price (not greater than $20.00 nor less than $18.00 per Share) that it will pay for Shares validly tendered and not withdrawn pursuant to the Offer, taking into account the number of Shares so tendered and the prices specified by tendering stockholders. All Shares purchased pursuant to the Offer will be purchased at the Purchase Price. All Shares not purchased pursuant to the Offer, including Shares tendered at prices greater than the Purchase Price and Shares not purchased because of proration or because they were conditionally tendered and not accepted for purchase, will be returned to the tendering stockholders at the Company's expense as promptly as practicable following the Expiration Date.

         Upon the terms and subject to the conditions of the Offer, if 1,100,000 or fewer Shares have been validly tendered at or below the Purchase Price and not withdrawn on or prior to the Expiration Date, the Company will purchase all such Shares. Upon the terms and subject to the conditions of the Offer, if more than 1,100,000 Shares have been validly tendered at or below the Purchase Price and not withdrawn on or prior to the Expiration Date, the Company will purchase Shares in the following order of priority:

          (a) first, all Shares validly tendered at or below the Purchase Price and not withdrawn on or prior to the Expiration Date by or on behalf of any stockholder who owned beneficially, as of the close of business on November 13, 1998 and continues to own beneficially as of the Expiration Date, an aggregate of fewer than 100 Shares and who validly tenders all of such Shares (partial and conditional tenders will not qualify for this preference) and completes the box captioned "Odd Lots" on the Letter of Transmittal; and

          (b) then, after purchase of all of the foregoing Shares, subject to the conditional tender provisions described in Section 6, all other Shares validly tendered at or below the Purchase Price and not withdrawn on or prior to the Expiration Date on a pro rata basis, if necessary (with appropriate adjustments to avoid purchases of fractional Shares).

         If proration of tendered Shares is required, (i) because of the difficulty in determining the number of Shares validly tendered, (ii) as a result of the "odd lot" procedure described in Section 2,and (iii) as a result of the conditional tender procedure described in Section 6, the Company does not expect that it will be able to announce the final proration factor or to commence payment for any Shares purchased pursuant to the Offer until approximately seven NNM trading days after the Expiration Date. Preliminary results of proration will be announced by press release as promptly as practicable after the Expiration Date. Holders of Shares may obtain such preliminary information from the Dealer Manager/Information Agent.

         The Company expressly reserves the right, in its sole discretion, at any time or from time to time, to extend the period of time during which the Offer is open by giving oral or written notice of such extension to the Depositary and making a public announcement thereof. See Section 16. There can be no assurance, however, that the Company will exercise its right to extend the Offer.

         For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

         Copies of this Offer to Purchase and the related Letter of Transmittal are being mailed to record holders of Shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the Company's stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

                 2. TENDERS BY HOLDERS OF FEWER THAN 100 SHARES

         Except to the extent that the Company's purchase would result in the delisting of the Shares on the NNM, all Shares validly tendered at or below the Purchase Price and not withdrawn on or prior to the Expiration Date by or on behalf of any stockholder who owned beneficially, as of the close of business on November 13, 1998, and continues to own beneficially as of the Expiration Date, an aggregate of fewer than 100 Shares, will be accepted for purchase before proration, if any, of other tendered Shares. Partial or conditional tenders will not qualify for this preference, and it is not available to beneficial holders of 100 or more Shares, even if such holders have separate stock certificates for fewer than 100 Shares. By accepting the Offer, a stockholder owning beneficially fewer than 100 Shares will avoid the payment of brokerage commissions and the applicable odd lot discount payable in a sale of such Shares in a transaction effected on a securities exchange.

         As of November 13, 1998, there were approximately 1,088 holders of record of Shares. Approximately 386 of these holders of record held individually fewer than 100 Shares and held in the aggregate approximately 15,546 Shares. Because of the large number of Shares held in the names of brokers and nominees, the Company is unable to estimate the number of beneficial owners of fewer than 100 Shares or the aggregate number of Shares they own. Any stockholder wishing to tender all of his or her Shares pursuant to this Section should complete the box captioned "Odd Lots" on the Letter of Transmittal.

                        3. PROCEDURE FOR TENDERING SHARES

         To tender Shares validly pursuant to the Offer, a properly completed and duly executed Letter of Transmittal or facsimile thereof, together with any required signature guarantees and any other documents required by the Letter of Transmittal, must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase and either (i) certificates for the Shares to be tendered must be received by the Depositary at such address or (ii) such Shares must be delivered pursuant to the procedures for book-entry transfer described below (and a confirmation of such delivery received by the Depositary), in each case on or prior to the Expiration Date.

         In accordance with instruction 5 of the Letter of Transmittal, in order to tender Shares pursuant to the Offer, a stockholder must indicate in the section captioned "Price (In Dollars) Per Share At Which Shares Are Being Tendered" on the Letter of Transmittal the price (in multiples of $0.125) at which such Shares are being tendered, except that any stockholder who owned beneficially as of the close of business on November 13, 1998, and continues to own beneficially as of the Expiration Date, an aggregate of fewer than 100 Shares may check the box in the section of the Letter of Transmittal entitled "Odd Lots" indicating that the stockholder is tendering all of his or her Shares at the Purchase Price. For a tender of Shares to be valid, a price box, but only one price box, on each Letter or Transmittal must be checked.

         Stockholders wishing to tender Shares at more than one price must complete separate Letters of Transmittal for each price at which such Shares are being tendered. The same Shares cannot be tendered at more than one price.

         The Depositary will establish an account with respect to the Shares at The Depository Trust Company ("DTC") or Philadelphia Depository Trust Company ("PDTC") (hereinafter collectively referred to as the "Book-Entry Transfer Facilities") for purposes of the Offer within two business days after the date of this Offer to Purchase, and any financial institution that is a participant in the system of any Book-Entry Transfer Facility may make delivery of Shares by causing such Book-Entry Transfer Facility to transfer such Shares into the Depositary's account in accordance with the procedures of such Book-Entry Transfer Facility. Although delivery of Shares may be effected through book-entry transfer, a properly completed and duly executed Letter of Transmittal or a manually signed copy thereof, or an Agent's Message (as defined below), together with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received by the Depositary at its address set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date. Delivery of required documents to one of the Book-Entry Transfer Facilities in accordance with its procedures does not constitute delivery to the Depositary and will not constitute a valid tender.

         The term "Agent's Message" means a message transmitted by a Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in such Book-Entry Transfer Facility tendering the Shares, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Company may enforce such agreement against the participant.

         Dividend Reinvestment and Stock Purchase Plan. The Depositary for the Offer also acts as the agent of participants in the Company's Dividend Reinvestment and Stock Purchase Plan (the "DRIP"). Participants in the DRIP may use the Letter of Transmittal to tender such participants' Shares in the Offer by completing the box captioned "The Following is to be Completed Only by Participants in the WesterFed Financial Corporation Dividend Reinvestment and Stock Purchase Plan" on the Letter of Transmittal. Each participant may direct that all, some or none of the Shares credited to the participant's account are to be tendered. Stockholders who intend to tender Shares held in the DRIP in addition to Shares which are not held in the DRIP may use one Letter of Transmittal to tender all of such Shares if the participant wishes to tender all such Shares at the same price (even if such stockholders have received more than one copy of the Offer). Separate Letters of Transmittal must be used if a participant in the DRIP intends to tender Shares held in the DRIP and Shares not held in the DRIP at different prices. See Instruction 10 to the Letter of Transmittal. Participants in the DRIP who do not wish to tender their shares held in the DRIP do not need to take any action. Participants may complete the box captioned "The Following is to be Completed Only by Participants in the WesterFed Financial Corporation Dividend Reinvestment and Stock Purchase Plan" on only one Letter of Transmittal submitted by such participant. If a participant submits more than one Letter of Transmittal and completes this box on more than one Letter of Transmittal, the participant will be deemed to have elected to tender all Shares allocated to the stockholder's account under the DRIP at the lowest of the prices specified in such Letters of Transmittal. Participants in the DRIP who wish to tender the Shares that will be allocated to their accounts under the DRIP on November 24, 1998, in connection with the payment of the Company's quarterly dividend on such date, should so indicate on the Letter of Transmittal. Participants in the DRIP may determine the approximate number of Shares allocated to them on November 24, 1998 under the DRIP after 4:00 P.M. New York City time on that day by reference to the average of the high and low trade prices of the Company's Shares on November 24, 1998 (which may be obtained from the Dealer Manager/Information Agent or from brokers), taking into account that the dividend per share paid on that date (which was used to purchase Shares under the DRIP for participants in the DRIP) was $0.135. Participants in the DRIP may withdraw such Shares by following the procedure for withdrawal of Shares before 5:00 P.M. New York city time, on the Expiration Date. See Section 4.

         Except as set forth below, all signatures on a Letter of Transmittal must be guaranteed by a firm that is a member of a registered national securities exchange or the National Association of Securities Dealers, Inc., or by a commercial bank, a trust company, a savings bank, a savings and loan association or a credit union which has membership in an approved Signature Guarantee Medallion Program (each of the foregoing being referred to as an "Eligible Institution"). Signatures on a Letter of Transmittal need not be guaranteed if (a) the Letter of Transmittal is signed by the registered holder of the Shares (which term, for the purposes of this Section, includes a participant in any Book-Entry Transfer Facility whose name appears on a security position listing as the holder of the Shares) tendered therewith and such holder has not completed the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" on the Letter of Transmittal or (b) such Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 6 of the Letter of Transmittal.

         The method of delivery of Shares and all other required documents is at the option and risk of the tendering stockholder. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases sufficient time should be allowed to assure timely delivery.

         To prevent United States federal income tax backup withholding equal to 31% of the gross payments made pursuant to the Offer, each tendering stockholder must provide the Depositary with such stockholder's correct taxpayer identification number and certain other information by properly completing the substitute Form W-9 included in the Letter of Transmittal. Foreign stockholders (as defined in Section 15) must submit a properly completed Form W-8 (which may be obtained from the Depositary) in order to prevent backup withholding. In general, backup withholding does not apply to corporations or to foreign stockholders subject to 30% (or lower treaty rate) withholding on gross payments received pursuant to the Offer (as discussed in Section 15). For a discussion of certain federal income tax consequences to tendering stockholders, see Section
15. Each stockholder is urged to consult with his or her own tax advisor regarding his, her or its qualification for exemption from backup withholding and the procedure for obtaining any applicable exemption.

         It is a violation of Rule 14e promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), for a person to tender Shares for his or her own account unless the person so tendering (i) has a net long position equal to or greater than the amount of (x) Shares tendered or (y) other securities immediately convertible into, exercisable or exchangeable for the amount of Shares tendered and will acquire such Shares for tender by conversion, exercise or exchange of such other securities and (ii) will cause such Shares to be delivered in accordance with the terms of the Offer. Rule 14e-4 provides a similar restriction applicable to the tender on behalf of another person. The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder's representation and warranty that (i) such stockholder has a net long position in the Shares being tendered within the meaning of Rule 14e-4 promulgated under the Exchange Act, and (ii) the tender of such Shares complies with Rule 14e-4. The Company's acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and the Company upon the terms and subject to the conditions of the Offer.

         All questions as to the Purchase Price, the form of documents, the number of Shares to be accepted and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Company, in its sole discretion, which determination shall be final and binding on all parties. The Company reserves the absolute right to reject any or all tenders of Shares that it determines are not in proper form or the acceptance for payment of or payment for Shares that may, in the opinion of the Company's counsel, be unlawful. The Company also reserves the absolute right to waive any defect or irregularity in any tender of any particular Shares. None of the Company, the Dealer Manager/Information Agent, the Depositary or any other person is or will be under any duty to give notice of any defect or irregularity in tenders, nor shall any of them incur any liability for failure to give any such notice.

         Certificates for Shares, together with a properly completed Letter of Transmittal (or, in the case of a book-entry transfer, an Agent's Message) and any other documents required by the Letter of Transmittal, must be delivered to the Depositary and not to the Company. Any such documents delivered to the Company will not be forwarded to the Depositary and therefore will not be deemed to be properly tendered.

                              4. WITHDRAWAL RIGHTS

         Tenders of Shares made pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, such tenders are irrevocable, except that they may be withdrawn after 12:00 midnight, New York City time, December 21, 1998 unless theretofore accepted for payment by the Company as provided in this Offer to Purchase. If the Company extends the period of time during which the Offer is open, is delayed in purchasing Shares or is unable to purchase Shares pursuant to the Offer for any reason, then, without prejudice to the Company's rights under the Offer, the Depositary may, on behalf of the Company, retain all Shares tendered, and such Shares may not be withdrawn except as otherwise provided in this
Section 4, subject to Rule 13e-4(f)(5) under the Exchange Act, which provides that the issuer making the tender offer shall either pay the consideration offered, or return the tendered securities promptly after the termination or withdrawal of the tender offer.

         Withdrawal of Shares Held in Physical Form. Tenders of Shares made pursuant to the Offer may not be withdrawn after the Expiration Date, except that they may be withdrawn after 12:00 midnight, New York City time, December 21, 1998 unless accepted for payment by the Company as provided in this Offer to Purchase. For a withdrawal to be effective prior to that time, a stockholder of Shares held in physical form must provide a written, telegraphic or facsimile transmission notice of withdrawal to the Depositary at it address set forth on the back cover page of this Offer to Purchase before the Expiration Date, which notice must contain: (A) the name of the person who tendered the Shares; (B) a description of the Shares to be withdrawn; (C) the certificate numbers shown on the particular certificates evidencing such Shares; (D) the signature of such stockholder executed in the same manner as the original signature on the Letter of Transmittal (including any signature guarantee (if such original signature was guaranteed)); and (E) if such Shares are held by a new beneficial owner, evidence satisfactory to the Company that the person withdrawing the tender has succeeded to the beneficial ownership of the Shares. A purported notice of withdrawal which lacks any of the required information will not be an effective withdrawal of a tender previously made.

         Withdrawal  of  Shares  Held  with the  Book-Entry  Transfer  Facility.
Tenders of Shares made pursuant to the Offer may not be withdrawn after the Expiration Date, except that they may be withdrawn after 12:00 midnight, New York City time, December 21, 1998 unless accepted for payment by the Company as provided in this Offer to Purchase. For a withdrawal to be effective prior to that time, a stockholder of Shares held with any of the Book-Entry Transfer Facilities must (i) call his or her broker and instruct such broker to withdraw the tender of Shares by debiting the Depositary's account at such Book-Entry Transfer Facility for all Shares to be withdrawn; and (ii) instruct the broker to provide a written, telegraphic or facsimile transmission notice of withdrawal to the Depositary on or before the Expiration Date. Such notice of withdrawal shall contain (A) the name of the person who tendered the Shares; (B) a description of the Shares to be withdrawn; and (C) if such Shares are held by a new beneficial owner, evidence satisfactory to the Company that the person withdrawing the tender has succeeded to the beneficial ownership of the Shares. A purported notice of withdrawal which lacks any of the required information will not be an effective withdrawal of a tender previously made.

         Any permitted withdrawals of tenders of Shares may not be rescinded, and any Shares so withdrawn will thereafter be deemed not validly tendered for purposes of the Offer; provided, however, that withdrawn Shares may be re-tendered by following the procedures for tendering prior to the Expiration Date.

         All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Company, in its sole discretion, which determination shall be final and binding on all parties. None of the Company, the Dealer Manager/Information Agent, the Depositary or any other person is or will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or incur any liability for failure to give any such notification.

        5. ACCEPTANCE FOR PAYMENT OF SHARES AND PAYMENT OF PURCHASE PRICE

         Upon the terms and subject to the conditions of the Offer and as promptly as practicable after the Expiration Date, the Company will determine the Purchase Price, taking into consideration the number of Shares tendered and the prices specified by tendering stockholders, announce the Purchase Price, and (subject to the proration and conditional tender provisions of the Offer) accept for payment and pay the Purchase Price for Shares validly tendered and not withdrawn at or below the Purchase Price. Thereafter, payment for all Shares validly tendered on or prior to the Expiration Date and accepted for payment pursuant to the Offer will be made by the Depositary by check as promptly as practicable. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Shares (or of a timely confirmation of a book-entry transfer of such Shares into the Depositary's account at one of the Book-Entry Transfer Facilities), a properly completed and duly executed Letter of Transmittal or a manually signed copy thereof, with any required signature guarantees, or in the case of a book-entry delivery an Agent's Message, and any other required documents.

         For purposes of the Offer, the Company shall be deemed to have accepted for payment (and thereby purchased), subject to proration and conditional tenders, Shares that are validly tendered and not withdrawn as, if and when it gives oral or written notice to the Depositary of the Company's acceptance for payment of such Shares. In the event of proration, the Company will determine the proration factor and pay for those tendered Shares accepted for payment as soon as practicable after the Expiration Date. However, the Company does not expect to be able to announce the final results of any such proration until approximately seven NNM trading days after the Expiration Date. The Company will pay for Shares that it has purchased pursuant to the Offer by depositing the aggregate Purchase Price therefor with the Depositary. The Depositary will act as agent for tendering stockholders for the purpose of receiving payment from the Company and transmitting payment to tendering stockholders. Under no circumstances will interest be paid on amounts to be paid to tendering stockholders, regardless of any delay in making such payment.

         Certificates for all Shares not purchased, including all Shares tendered at prices greater than the Purchase Price, Shares not purchased because of proration and Shares that were conditionally tendered and not accepted, will be returned (or, in the case of Shares tendered by book-entry transfer, such Shares will be credited to an account maintained with one of the Book-Entry Transfer Facilities by the participant therein who so delivered the Shares) as promptly as practicable following the Expiration Date without expense to the tendering stockholder.

         Payment for Shares may be delayed in the event of difficulty in determining the number of Shares properly tendered or if proration is required. See Section 1. In addition, if certain events occur, the Company may not be obligated to purchase Shares pursuant to the Offer. See Section 7.

         The Company will pay or cause to be paid any stock transfer taxes with respect to the sale and transfer of any Shares to it or its order pursuant to the Offer. If, however, payment of the Purchase Price is to be made to, or a portion of the Shares delivered (whether in certificated form or by book entry) but not tendered or not purchased are to be registered in the name of, any person other than the registered holder, or if tendered Shares are registered in the name of any person other than the person signing the Letter of Transmittal (unless such person is signing in a representative or fiduciary capacity), the amount of any stock transfer taxes (whether imposed on the registered holder, such other person or otherwise) payable on account of the transfer to such person will be deducted from the Purchase Price unless satisfactory evidence of the payment of such taxes, or exemption therefrom, is submitted. See Instruction 7 to the Letter of Transmittal.

         Any tendering stockholder or other payee who fails to complete fully and sign the substitute Form W-9 included in the Letter of Transmittal (or, in the case of a foreign individual, a Form W-8) may be subject to required federal income tax withholding of 31% of the gross proceeds paid to such stockholder or other payee pursuant to the Offer. See Section 3.

                         6. CONDITIONAL TENDER OF SHARES

         Under certain  circumstances and subject to the exceptions set forth in
Section 1, the Company may prorate the number of Shares purchased pursuant to the Offer. As discussed in Section 15, the number of Shares to be purchased from a particular stockholder might affect the tax treatment of such purchase for the stockholder and the stockholder's decision whether to tender. Each stockholder is urged to consult with his or her own tax advisor. Accordingly, a stockholder may tender Shares subject to the condition that a specified minimum number of the stockholder's Shares tendered pursuant to a Letter of Transmittal must be purchased if any Shares so tendered are purchased. Any stockholder desiring to make such a conditional tender must so indicate in the box captioned "Conditional Tender" in the Letter of Transmittal.

         Any tendering stockholders wishing to make a conditional tender must calculate and appropriately indicate the minimum number of Shares to be tendered. If the effect of accepting tenders on a pro rata basis would be to reduce the number of Shares to be purchased from any stockholder (tendered pursuant to a Letter of Transmittal) below the minimum number so specified, the tender will automatically be regarded as withdrawn (except as provided in the next paragraph) and all Shares tendered by the stockholder pursuant to the applicable Letter of Transmittal will be returned as promptly as practicable thereafter.

         If conditional tenders, that would otherwise be so regarded as withdrawn, would cause the total number of Shares to be purchased to fall below 1,100,000, then, to the extent feasible, the Company will select enough of such conditional tenders that would otherwise have been so withdrawn to permit the Company to purchase 1,100,000 Shares. In selecting among these conditional tenders, the Company will select by lot and will limit its purchase in each case to the minimum number of Shares designated by the stockholder in the applicable Letter of Transmittal as a condition to his or her tender.

                       7. CERTAIN CONDITIONS OF THE OFFER

         Notwithstanding any other provision of the Offer, the Company will not be required to accept for payment or pay for any Shares tendered, and may terminate or amend and may postpone (subject to the requirements of the Exchange Act for prompt payment for or return of Shares tendered) the acceptance for payment of Shares tendered, if at any time after December 21, 1998 and at or before acceptance for payment of any Shares any of the following shall have occurred:

          (a) there shall have been threatened, instituted or pending any action or proceeding by any government or governmental, regulatory or administrative agency or authority or tribunal or any other person, domestic or foreign, or before any court, authority, agency or tribunal that (i) challenges the acquisition of Shares pursuant to the Offer or otherwise in any manner relates to or affects the Offer or (ii) in the sole judgment of the Company, could materially and adversely affect the business, condition (financial or other), income, operations or prospects of the Company and its subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Company or any of its subsidiaries or materially impair the Offer's contemplated benefits to the Company;

          (b) there shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or the Company or any of its subsidiaries, by any legislative body, court, authority, agency or tribunal which, in the Company's sole judgment, would or might directly or indirectly (i) make the acceptance for payment of, or payment for, some or all of the Shares illegal or otherwise restrict or prohibit consummation of the Offer, (ii) delay or restrict the ability of the Company, or render the Company unable, to accept for payment or pay for some or all of the Shares, (iii) materially impair the contemplated benefits of the Offer to the Company or (iv) materially affect the business, condition (financial or other), income, operations or prospects of the Company and its subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Company or any of its subsidiaries;

          (c) it shall have been publicly disclosed or the Company shall have learned that (i) any person or "group" (within the meaning of Section 13(d)(3) of the Exchange Act) has acquired or proposes to acquire beneficial ownership of more than 5% of the outstanding Shares whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise (other than as disclosed in a Schedule 13D or 13G on file with the Securities and Exchange Commission (the "Commission") on November 20, 1998) or (ii) any such person or group that on or prior to November 20, 1998 had filed such a Schedule with the Commission thereafter shall have acquired or shall propose to acquire, whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise, beneficial ownership of additional Shares representing 2% or more of the outstanding Shares;

          (d) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, (ii) any significant decline in the market price of the Shares or in the general level of market prices of equity securities in the United States or abroad, (iii) any change in the general political, market, economic or financial condition in the United States or abroad that could have a material adverse effect on the Company's business, condition (financial or otherwise) , income, operations, prospects or ability to obtain financing generally or the trading in the Shares, (iv) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or any limitation on, or any event which, in the Company's sole judgment, might affect the extension of credit by lending institutions in the United States, (v) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, in the Company's sole judgment, a material acceleration or worsening thereof;

          (e) a tender or exchange offer with respect to some or all of the Shares (other than the Offer), or a merger, acquisition or other business combination proposal for the Company, shall have been proposed, announced or made by another person or group (within the meaning of Section 13(d) (3) of the Exchange Act);

          (f ) there shall have occurred any event or events that has resulted, or may in the sole judgment of the Company result, directly or indirectly, in an actual or threatened change in the business, condition (financial or other), income, operations, stock ownership or prospects of the Company and its subsidiaries;

and, in the sole judgment of the Company, such event or events make it undesirable or inadvisable to proceed with the Offer or with such acceptance for payment.

         The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances (including any action or inaction by the Company) giving rise to any of these conditions, and any such condition may be waived by the Company, in whole or in part, at any time and from time to time in its sole discretion. The failure by the Company at any time to exercise any of the foregoing rights shall not be deemed a waiver of the right and each of these rights shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Company concerning the events described above will be final and binding on all parties.

         Acceptance of Shares validly tendered in the Offer is subject to the condition that, as of the Expiration Date, and after giving pro forma effect to the acceptance of Shares validly tendered, the Company would continue to have at least 400 stockholders and the Shares would remain listed for quotation on the NNM. This condition may not be waived.

         The Exchange Act requires that all conditions to the Offer must be satisfied or waived before the Expiration Date.

                       8. PRICE RANGE OF SHARES; DIVIDENDS

         The following table sets forth the high and low sales prices, and dividends declared, for the Shares as reported on the NNM for the periods indicated. The Company's fiscal year-end is June 30.


                                                                   Dividends
                                       High           Low          Declared
                                       ----           ---          --------
Fiscal 1997
-----------
1st Quarter ....................   $   16.13     $    13.88     $    .095
2nd Quarter ....................       18.75          15.63          .10
3rd Quarter ....................       21.75          17.75          .105
4th Quarter ....................       20.75          17.25          .151*

Fiscal 1998
-----------
1st Quarter ....................   $   26.75     $    20.00     $    .115
2nd Quarter ....................       27.00          22.25          .12
3rd Quarter ....................       26.75          24.50          .125
4th Quarter ....................       26.63          24.00          .18**

Fiscal 1999
-----------
1st Quarter ....................   $   25.00     $    16.875    $    .135
2nd Quarter (through
November 18, 1998) .............       20.63          17.00            --

-----------

*    Includes a special dividend of $0.041 per share.
**   Includes a special dividend of $0.05 per share.

         On November 18, 1998, the closing price of the Shares on the NNM was $18.00 per Share. Stockholders are urged to obtain current market quotations for the Shares.

              9. PURPOSE OF THE OFFER; CERTAIN EFFECTS OF THE OFFER

         The Company believes that the purchase of Shares is an attractive use of a portion of the Company's available capital on behalf of its stockholders and is consistent with the Company's long-term goal of increasing stockholder value. The Company believes it has adequate sources of capital to complete the Share repurchase and pursue business opportunities.

         Over time, the Company's profitable operations have contributed to the growth of a capital base that exceeds all applicable regulatory standards and the amount of capital needed to support the Company's banking business. After evaluating a variety of alternatives to utilize more effectively its capital base and to attempt to maximize stockholder value, the Company's management and its Board of Directors believe that the purchase of Shares pursuant to the Offer is a positive action that is intended to accomplish the desired objectives. Other actions previously employed, including periodic open market purchases of Shares, the acquisition of Security Bancorp, the Company's quarterly and special cash dividends, have enhanced stockholder value, but capital remains at high levels, and this affects the Company's ability to produce desired returns for stockholders.

         The Offer is designed to restructure the Company's balance sheet in order to increase return on equity and earnings per share by reducing the amount of equity and Shares outstanding. Based upon the current market price of its Shares, the Company believes that the purchase of Shares is an attractive use of its funds. Following the purchase of the Shares, the Company believes funds provided by earnings, combined with its other sources of liquidity, will be fully adequate to meet its funding needs for the foreseeable future. Upon completion of the Offer, the Company expects that it and its wholly owned subsidiary bank, Western Security Bank (the "Bank"), will continue to maintain the highest regulatory standard for capital, which is designated as "well capitalized" under the prompt corrective action scheme enacted by the Federal Deposit Insurance Corporation Improvement Act of 1991.

         The Offer will enable stockholders who are considering the sale of all or a portion of their Shares the opportunity to determine the price or prices (not greater than $20.00 nor less than $18.00 per Share) at which they are willing to sell their Shares, and, if any such Shares are purchased pursuant to the Offer, to sell those Shares for cash without the usual transaction costs associated with open-market sales. The Offer may also give stockholders the opportunity to sell Shares at prices greater than market prices prevailing prior to the announcement of the Offer. See Section 8. In addition, qualifying stockholders owning beneficially fewer than 100 Shares, whose Shares are purchased pursuant to the Offer, not only will avoid the payment of brokerage commissions but will also avoid any applicable odd lot discounts to the market price typically charged by brokers for executing odd lot trades.

         Stockholders who do not tender their Shares pursuant to the Offer and stockholders who otherwise retain an equity interest in the Company as a result of a partial tender of Shares or a proration pursuant to Section 1 of the Offer will continue to be owners of the Company with the attendant risks and rewards associated with owning the equity securities of the Company. As noted above, the Company, following completion of the Offer, will maintain the highest regulatory capital ranking. Consequently, the Company believes that stockholders will not be subject to materially greater risk as a result of the reduction of the capital base.

         Stockholders who determine not to accept the Offer will realize a proportionate increase in their relative equity interest in the Company and, thus, in the Company's earnings and assets, subject to any risks resulting from the Company's purchase of Shares and the Company's ability to issue additional equity securities in the future. In addition, to the extent the purchase of Shares pursuant to the Offer results in a reduction of the number of stockholders of record, the Company's costs for services to stockholders may be reduced. Finally, the Offer may affect the Company's ability to qualify for
pooling-of-interests   accounting  treatment  for  any  merger  transaction  for
approximately the next two years (which could limit alternative stockholder enhancement vehicles during this period).

         If fewer than 1,100,000 Shares are purchased pursuant to the Offer, the Company may repurchase the remainder of such Shares on the open market, in privately negotiated transactions or otherwise. In the future, the Company may determine to purchase additional Shares on the open market, in privately negotiated transactions, through one or more tender offers or otherwise. Any such purchases may be on the same terms as, or on terms which are more or less favorable to stockholders than, the terms of the Offer. However, Rule 13e-4 under the Exchange Act prohibits the Company and its affiliates from purchasing any Shares, other than pursuant to the Offer, until at least ten business days after the Expiration Date. Any future purchases of Shares by the Company would depend on many factors, including the market price of the Shares, the Company's business and financial position, and general economic and market conditions.

         Shares the Company acquires pursuant to the Offer will be restored to the status of authorized and unissued Shares, or placed in the Company's treasury, and will be available for the Company to issue without further stockholder action (except as required by applicable law or the rules of the NNM or any other securities exchange on which the Shares are listed) for purposes including, but not limited to, the acquisition of other businesses, the raising of additional capital for use in the Company's business and the satisfaction of obligations under existing or future employee benefit plans. The Company has no current plans for reissuance of the Shares repurchased pursuant to the Offer.

         Neither the Company nor its Board of Directors makes any recommendation to any stockholder as to whether to tender all or any Shares. Each stockholder must make his or her own decision whether to tender Shares and, if so, how many Shares to tender and at what price. Directors, officers and employees of the Company who own Shares may participate in the Offer on the same basis as the Company's other stockholders. The Company has been advised that the trustee of the ESOP does not intend to tender any Shares pursuant to the Offer.

                 10. CERTAIN INFORMATION CONCERNING THE COMPANY

General

         The Company, a Delaware corporation, is a unitary savings and loan holding company which was organized in September 1993 at the direction of the Bank for the purpose of owning all of the outstanding stock of the Bank to be issued in connection with the Bank's conversion from mutual to stock form. The Bank, founded in 1911, is a federally chartered savings bank. The Bank is, and intends to continue to be an independent, community-oriented financial institution.

         The Bank serves the financial needs of communities throughout Montana through its main office located in Missoula, 33 branch offices and two loan administrative offices. The Bank attracts deposits from the general public and uses the deposits, together with borrowings and other funds, to originate loans secured by mortgages on owner-occupied one- to four-family residences, multi-family, commercial, agriculture and construction real estate loans and non real estate commercial, agriculture and consumer loans. These loans are generally originated within the Bank's primary market area. The Bank also invests in mortgage-backed securities, investment securities and other short-term liquid assets. Its deposits are insured up to applicable limits by the Federal Deposit Insurance Corporation ("FDIC").

         The Bank's results of operations are dependent primarily on net interest income and fee income. Net interest income is the difference between the interest income earned on its loans, mortgage-backed securities, and investment portfolio and its cost of funds, consisting of interest paid on its deposits and borrowed money. The Bank's results of operations are also significantly affected by general economic and competitive conditions, particularly changes in market interest rates, government policies and actions of regulatory authorities.

         The Bank is subject to examination by the Office of Thrift Supervision and the Federal Deposit Insurance Corporation. The Company, as a savings and loan holding company, is subject to examination by the Office of Thrift Supervision.

         In November 1998, Mr. Grimes (age 63), the Chairman of the Board, President and Chief Executive Officer of the Company and the Bank advised the Board of Directors of the Company that he would like and intends to retire during 1999 as the President and Chief Executive Officer of the Bank, subject to the Board finding a replacement for him at this position. Mr. Grimes would continue in his positions as Chairman of the Board, President and Chief Executive Officer of the Company and as Chairman of the Board of the Bank. The Board has hired a search firm to identify potential candidates to fill the position of President and Chief Executive Officer of the Bank. In this regard, the Board of Directors has indicated to the search firm that it would like a candidate with a strong commercial banking background so as to enable the Bank to continue its transition to commercial banking which started with the acquisition last year of Security Bancorp.

         The Company's principal executive offices are located at 110 East Broadway, Missoula, Montana 59802 and its telephone number is (406) 721-5254.

               Summary Historical Consolidated Financial Data and
             Summary Unaudited Pro Forma Consolidated Financial Data

         The following summary historical consolidated financial data has been derived from the consolidated financial statements of the Company. The data should be read in conjunction with the consolidated financial statements and notes thereto included in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998 and the Company's Annual Report on Form 10-K for the year ended June 30, 1998. Copies of these reports may be obtained as described in Section 18 of this Offer. The income statement data for the years ended June 30, 1997 and 1998 and the balance sheet data as of the same dates have been derived from the audited consolidated financial statements of the Company. The income statement data for the three months ended September 30, 1997 and 1998 and the balance sheet data as of September 30, 1998 have been derived from the unaudited condensed consolidated financial statements of the Company which, in the opinion of management, include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of financial position and results of operations for such periods. Operating results for the three months ended September 30, 1998 are not necessarily indicative of the results that may be expected for the entire year ending June 30, 1999.

         The following summary unaudited pro forma consolidated financial data has been derived from the historical consolidated financial statements of the Company. Such information has not been adjusted for certain costs and expenses to be incurred as a result of the purchase of Shares pursuant to the Offer. The summary unaudited pro forma consolidated financial data should be read in conjunction with the summary historical consolidated financial data included herein. The pro forma income statement data and balance sheet data are not necessarily indicative of the financial position or results of operations that would have been obtained had the Offer been completed as of the dates indicated.

                                                                                               Pro Forma
                                                                           ---------------------------------------------------
                                                  Historical                     June 30, 1998           September 30, 1998
                                -----------------------------------------  -----------------------    ------------------------
Balance Sheet Data:                      June 30,
                                -------------------------   September 30,  $18.00 per   $20.00 per    $18.00 per    $20.00 per
                                     1997         1998          1998           share        share        share          share
                                     ----         ----          ----           -----        -----        -----          -----
                                                         (Dollars in thousands, except Share amounts)
ASSETS
Cash and cash equivalents ...   $    17,159   $    29,068   $    28,678   $    29,068   $    29,068   $    28,678   $    28,678
Securities available for sale        83,071       132,646       124,569       112,846       110,646       104,769       102,569
Securities held to maturity .       158,703       132,805       123,232       132,805       132,805       123,232       123,232
Loans receivable, net .......       630,277       657,293       652,577       657,293       657,293       652,577       652,577
Other assets ................        66,429        70,324        70,539        70,324        70,324        70,539        70,539
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
    Total assets ............   $   955,639   $ 1,022,136   $   999,595   $ 1,002,336   $ 1,000,136   $   979,795   $   977,595
                                ===========   ===========   ===========   ===========   ===========   ===========   ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
Deposits ....................   $   630,869   $   636,441   $   636,599   $   636,441   $   636,441   $   636,599   $   636,599
Securities sold under
 agreements to repurchase ...         7,786         6,233         7,210         6,233         6,233         7,210         7,210
Borrowed funds ..............       191,450       248,953       219,779       248,953       248,953       219,779       219,799
Other liabilities ...........        21,275        20,809        24,561        20,809        20,809        24,561        24,561
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
    Total liabilities .......       851,380       912,436       888,149       912,436       912,436       888,149       888,149

Stockholders' equity:
Common stock ................            56            56            56            56            56            56            56
Additional paid-in capital ..        67,941        68,923        69,052        68,923        68,923        69,052        69,052
Retained earnings ...........        42,314        46,679        47,706        46,679        46,679        47,706        47,706
Treasury stock ..............        (3,081)       (3,461)       (3,461)      (23,261)      (25,461)      (23,261)      (25,461)
Net unrealized gain (loss)
 on securities available
 for sale ...................           (35)           23           484            23            23           484           484
Common stock acquired by:
  ESOP/RRP ..................        (2,936)       (2,520)       (2,391)       (2,520)       (2,520)       (2,391)       (2,391)
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
    Total stockholders'
      equity ................       104,259       109,700       111,446        89,900        87,700        91,646        89,446
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
    Total liabilities and
      stockholders' equity ..   $   955,639   $ 1,022,136   $   999,595   $ 1,002,336   $ 1,000,136   $   979,795   $   977,595
                                ===========   ===========   ===========   ===========   ===========   ===========   ===========

Shares outstanding ..........     5,564,904     5,585,303     5,588,862     4,485,303     4,485,303     4,488,862     4,488,862

                                                                                                     Pro Forma
                                           Historical                           -----------------------------------------------
                             ------------------------------------------------                              Three months ended
                                                                                Year ended June 30, 1998   September 30, 1998
                                                          Three months ended    ------------------------  ---------------------
                                Year ended June 30,          September 30,
                             -----------------------   ----------------------    $18.00 per  $20.00 per  $18.00 per  $20.00 per
Income Statement Data:           1997         1998         1997        1998          share      share      share      share
----------------------           ----         ----         ----        ----          -----      -----      -----      -----
                                                      (Dollars in thousands, except Share and per Share amounts)
Total interest income ....   $   51,260   $   74,524   $   18,329   $   18,420  $   73,534  $   73,424  $   18,173  $   18,145
Total interest expense ...       28,407       42,286       10,332       10,565      42,286      42,286      10,565      10,565
                                 ------       ------       ------       ------      ------      ------      ------      ------
    Net interest income ..       22,853       32,238        7,997        7,855      31,248      31,138       7,608       7,580
Provision for loan losses           400          840          164          240         840         840         240         240
                                    ---          ---          ---          ---         ---         ---         ---         ---
    Net interest income
     after provision for
     loan losses .........       22,453       31,398        7,833        7,615      30,408      30,298       7,368       7,340
Total non-interest income.        4,685        8,381        1,963        2,327       8,381       8,381       2,327       2,327
Total non-interest expense      (20,568)     (27,759)      (6,853)      (6,969)    (27,759)    (27,759)     (6,969)     (6,969)
                                 ------       ------        -----        -----      ------      ------       -----       -----
    Income before income
     taxes ...............        6,570       12,020        2,943        2,973      11,030      10,920       2,726       2,698
Income taxes .............       (2,063)      (4,760)      (1,134)      (1,219)     (4,379)     (4,337)     (1,124)     (1,113)
                                  -----        -----        -----        -----      ------      ------      ------      ------
    Net income ...........   $    4,507   $    7,260   $    1,809   $    1,754  $    6,651  $    6,583  $    1,602  $    1,585
                             ==========   ==========   ==========   ==========  ==========  ==========  ==========  ==========
Earnings per share-diluted   $     0.96   $     1.29   $     0.32   $     0.31  $     1.47  $     1.46  $     0.35  $     0.35
                             ==========   ==========   ==========   ==========  ==========  ==========  ==========  ==========
Dividends declared
 per share ...............   $     0.45   $     0.54   $    0.115   $     0.135 $     0.54  $     0.54  $    0.135  $    0.135
Weighted average shares
   outstanding-diluted ...    4,704,239    5,624,166    5,593,069     5,676,569  4,524,166   4,524,166   4,576,569   4,576,569

                                                                                                        Pro Forma
                                                       Historical                   ----------------------------------------------
                                            ---------------------------------------        Year ended         Three months ended
                                                                                         June 30, 1998        September 30, 1998
                                                                 Three months ended ----------------------  ----------------------
                                            Year ended June 30,     September 30,
                                            ------------------     --------------   $18.00 per  $20.00 per  $18.00 per  $20.00 per
                                              1997      1998        1997     1998      share       share       share       share
                                              ----      ----        ----     ----      -----       -----       -----       -----
                                                                    (annualized)                                 (annualized)
Selected Financial Ratios:
Return on assets (ratio of
 net income to average
 total assets) ..........................     0.65%     0.72%      0.73%     0.70%     0.65%       0.65%       0.65%       0.64%
Return on equity (ratio of
 net income to average
 equity) ................................     5.15%     6.73%      6.84%     6.32%     7.56%       7.67%       7.02%       7.12%
Dividend payout ratio ...................    46.88%    41.86%     35.94%    43.55%    36.73%      36.99%      38.57%      38.57%
Equity to total assets at
 end of period ..........................    10.91%    10.73%     10.62%    11.15%     8.97%       8.77%       9.35%       9.15%
Book value per share ....................   $18.74    $19.64     $19.03    $19.94    $20.04      $19.65      $20.42      $19.93
Non-performing assets to
 total assets at end of period ..........     0.25%     0.49%      0.41%     0.52%     0.50%       0.50%       0.53%       0.53%
Allowance for loan losses to
  non-performing assets .................   191.01%    97.44%    116.74%    94.24%    97.44%      97.44%      94.24%      94.24%

                         WESTERFED FINANCIAL CORPORATION
               Notes to Unaudited Pro Forma Financial Information

--------------

(1) The pro forma financial information reflects the repurchase of 1,100,000 Shares at $18.00 and $20.00 per share, as appropriate.

(2) The balance sheet data gives effect to the purchase of Shares as of the balance sheet date. The income statement data give effect to the purchase of shares as of the beginning of each period presented.

(3) The funds used to purchase Shares were considered to have been proceeds from the sale or maturity of securities available for sale. The pro forma data assumes a rate of interest of 5.0% on the securities and an incremental tax rate of 38.5%.

(4) No effect has been given to the cost incurred in connection with the Offer. Such costs are not expected to be material and will be capitalized as part of the cost of the Shares purchased.

                         11. SOURCE AND AMOUNT OF FUNDS

         Assuming that the Company purchases 1,100,000 Shares pursuant to the Offer at a price of $20.00 per Share, the total amount required by the Company to purchase such Shares will be $22.0 million, exclusive of fees and other expenses. The Company will fund such purchase through the sale of securities held by the Company.

      12. INTEREST OF DIRECTORS AND OFFICERS; TRANSACTIONS AND ARRANGEMENTS
                                CONCERNING SHARES


         As of November 13, 1998, the Company had 5,594,361 Shares issued and outstanding, and had reserved 525,766 Shares for issuance upon exercise of outstanding stock options. The 1,100,000 Shares that the Company is offering to purchase represent approximately 19.7% of the outstanding Shares. As of November 13, 1998, the Company's directors and executive officers as a group (14 persons) beneficially owned an aggregate of 720,757 Shares (including awards granted under the Company's 1993 Stock Option and Incentive Plan) representing approximately 12.13% of the outstanding Shares, assuming the exercise by such persons of their currently exercisable options. The Company has been advised that one of its directors and two of its executive officers intend to tender Shares pursuant to the Offer. In addition, 338,446 Shares, or approximately 6.05% of the outstanding Shares, are held in the ESOP. The Company has been advised that the trustee of the ESOP does not intend to tender any Shares pursuant to the Offer.

         Directors, officers and employees of the Company who own Shares may participate in the Offer on the same basis as the Company's other stockholders. As stated above, the Company has been advised that one of its directors and two of its executive officers intend to tender Shares pursuant to the Offer. The table below identifies the director and the executive officers of the Company that intend to tender their Shares and sets forth the number of Shares each expects to tender.

         Name                                          Shares to be tendered
         ----                                          ---------------------

  John E. Roemer, Vice Chairman of the Board                 1,997*

  Jack E. Lovell, Sr. Vice President                         3,100*

  James A. Salisbury, Chief Financial Officer       (Not     determined.     Mr.
                                                    Salisbury has indicated that
                                                    he may  tender  up to 11,000
                                                    Shares. Mr. Salisbury is the
                                                    beneficial  owner of  71,575
                                                    Shares, including options to
                                                    purchase 37,268 Shares.)*
---------------
*    The price at which the tenders will be made has not been determined.


         Assuming the Company purchases 1,100,000 Shares pursuant to the Offer, and neither the trustee of the ESOP nor the directors or executive officers of the Company tender any Shares pursuant to the Offer, then after the purchase of Shares pursuant to the Offer, the Company's executive officers and directors as a group would own beneficially approximately 14.89% of the outstanding Shares, assuming the exercise by such persons of their currently exercisable options. In addition, the ESOP would own approximately 7.53% of the outstanding Shares.

         Except as set forth in Schedule A, neither the Company, nor any subsidiary of the Company nor, to the best of the Company's knowledge, any of the Company's directors and executive officers, nor any affiliate of any of the foregoing, had any transactions involving the Shares during the 40 business days prior to the date hereof. See Schedule A.

         Except for outstanding options to purchase Shares granted from to time to time over recent years to certain employees (including executive officers) of the Company pursuant to the Company's 1993 Stock Option and Incentive

Plan, and except as otherwise described herein, neither the Company nor, to the best of the Company's knowledge, any of its affiliates, directors or executive officers, or any of the directors or executive officers of any of its affiliates, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the Offer with respect to any securities of the Company including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations.

         Except as disclosed in this Offer, the Company has no current plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company; (e) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company; (f) any other material change in the Company's corporate structure or business; (g) any change in the Company's Certificate of Incorporation or Bylaws or any actions which may impede the acquisition of control of the Company by any person; (h) a class of equity security of the Company being delisted from a national securities exchange; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) the suspension of the Company's obligation to file reports pursuant to Section 15(d) of the Exchange Act.

         13. EFFECTS OF THE OFFER ON THE MARKET FOR SHARES; REGISTRATION
                             UNDER THE EXCHANGE ACT

         The Company's purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise be traded publicly and may reduce the number of stockholders. Nonetheless, the Company anticipates that there will be a sufficient number of Shares outstanding and publicly traded following consummation of the Offer to ensure a continued trading market for the Shares. Based upon published guidelines of the NNM, the Company believes that following its purchase of Shares pursuant to the Offer, the Company's remaining Shares will continue to qualify to be quoted on the NNM.

         The Shares are currently "margin securities" under the rules of the Federal Reserve Board. This has the effect, among other things, of allowing brokers to extend credit to their customers using such Shares as collateral. The Company believes that, following the purchase of Shares pursuant to the Offer, the Shares will continue to be "margin securities" for purposes of the Federal Reserve Board's margin regulations.

         The Shares are registered under the Exchange Act, which requires, among other things, that the Company furnish certain information to its stockholders and the U.S. Securities and Exchange Commission (the "Commission") and comply with the Commission's proxy rules in connection with meetings of the Company's stockholders.

                 14. CERTAIN LEGAL MATTERS; REGULATORY APPROVALS

         The Company is not aware of any license or regulatory permit that appears to be material to the Company's business that might be adversely affected by the Company's acquisition of Shares as contemplated herein or of any approval or other action by, or any filing with, any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by the Company as contemplated herein. Should any such approval or other action be required, the Company presently contemplates that such approval or other action will be sought. The Company is unable to predict whether it may determine that it is required to delay the acceptance for payment of or payment for Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to the Company's business. The Company's obligations under the Offer to accept for payment and pay for Shares is subject to certain conditions. See Section 7.

                   15. CERTAIN FEDERAL INCOME TAX CONSEQUENCES

         General. The following is a discussion of the material United States federal income tax consequences to stockholders with respect to a sale of Shares pursuant to the Offer. The discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations, Internal Revenue Service ("IRS") rulings and judicial decisions, all in effect as of the date hereof and all of which are subject to change (possibly with retroactive effect) by subsequent legislative, judicial or administrative action. The discussion does not address all aspects of United States federal income taxation that may be relevant to a particular stockholder in light of the stockholder's particular circumstances or to certain types of holders subject to special treatment under the United States federal income tax laws (such as certain financial institutions, tax-exempt organizations, life insurance companies, dealers in securities or currencies, employee benefit plans or stockholders holding the Shares as part of a conversion transaction, as part of a hedge or hedging transaction, or as a position in a straddle for tax purposes). In addition, the discussion below does not consider the effect of any foreign, state, local or other tax laws that may be applicable to particular stockholders. The discussion assumes that the Shares are held as "capital assets" within the meaning of Section 1221 of the Code. The Company has neither requested nor obtained a written opinion of counsel or a ruling from the IRS with respect to the tax matters discussed below.

         Each stockholder should consult his or her own tax advisor as to the particular United States federal income tax consequences to that stockholder tendering Shares pursuant to the Offer and the applicability and effect of any state, local or foreign tax laws and recent changes in applicable tax laws.

         Characterization of the Surrender of Shares Pursuant to the Offer. The surrender of Shares by a stockholder to the Company pursuant to the Offer will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under applicable state, local and foreign tax laws. The United States federal income tax consequences to a stockholder may vary depending upon the stockholder's particular facts and circumstances. Under
Section 302 of the Code, the surrender of Shares by a stockholder to the Company pursuant to the Offer will be treated as a "sale or exchange" of such Shares for United States federal income tax purposes (rather than as a distribution by the Company with respect to the Shares held by the tendering stockholder) if the receipt of cash upon surrender (i) is "substantially disproportionate" with respect to the stockholder, (ii) results in a "complete redemption" of the stockholder's interest in the Company, or (iii) is "not essentially equivalent to a dividend" with respect to the stockholder (each as described below).

         If any of the above three tests is satisfied, and the surrender of the Shares is therefore treated as a "sale or exchange" of such Shares for United States federal income tax purposes, the tendering stockholder will recognize gain or loss equal to the difference between the amount of cash received by the stockholder and the stockholder's tax basis in the Shares surrendered pursuant to the Offer. Any such gain or loss will be capital gain or loss, and will be long term capital gain or loss if the Shares have been held for more than one year.

         If  none  of  the  above  three  tests  is  satisfied,   the  tendering
stockholder will be treated as having received a distribution by the Company with respect to the stockholder's Shares in an amount equal to the cash received by the stockholder pursuant to the Offer. The distribution will be treated as a dividend taxable as ordinary income to the extent of the Company's current or accumulated earnings and profits for tax purposes. The amount of the distribution in excess of the Company's current or accumulated earnings and profits will be treated as a return of the stockholder's tax basis in the Shares, and then as gain from the sale or exchange of the Shares. The tendering stockholder's basis in the Shares surrendered pursuant to the Offer generally will be added to the stockholder's basis in his or her remaining Shares, if any.

         Constructive Ownership. In determining whether any of the three tests under Section 302 of the Code is satisfied, stockholders must take into account not only the Shares that are actually owned by the stockholder, but also Shares that are constructively owned by the stockholder within the meaning of Section 318 of the Code. Under Section 318 of the Code, a stockholder may constructively own Shares actually owned, and in some cases constructively owned, by certain related individuals or entities and Shares that the stockholder has the right to acquire by exercise of an option or by conversion.

         Proration. Contemporaneous dispositions or acquisitions of Shares by a stockholder or related individuals or entities may be deemed to be part of a single integrated transaction and may be taken into account in determining whether any of the three tests under Section 302 of the Code has been satisfied. Each stockholder should be aware that because proration may occur in the Offer, even if all the Shares actually and constructively owned by a stockholder are tendered pursuant to the Offer, fewer than all of these Shares may be purchased by the Company. Thus, proration may affect whether the surrender by a stockholder pursuant to the Offer will meet any of the three tests under Section 302 of the Code. See Section 6 for information regarding each stockholder's option to make a conditional tender of a minimum number of Shares. A stockholder should consult his or her own tax advisor regarding whether to make a conditional tender of a minimum number of Shares, and the appropriate calculation thereof.

         Section 302 Tests. The receipt of cash by a stockholder will be "substantially disproportionate" if the percentage of the outstanding Shares in the Company actually and constructively owned by the stockholder immediately following the surrender of Shares pursuant to the Offer is less than 80% of the percentage of the outstanding Shares actually and constructively owned by the stockholder immediately before the sale of Shares pursuant to the Offer. Stockholders should consult their tax advisors with respect to the application of the "substantially disproportionate" test to their particular situation.

         The receipt of cash by a stockholder will be a "complete redemption" if either (i) the stockholder owns no Shares in the Company either actually or constructively immediately after the Shares are surrendered pursuant to the Offer, or (ii) the stockholder actually owns no Shares in the Company immediately after the surrender of Shares pursuant to the Offer and, with respect to Shares constructively owned by the stockholder immediately after the Offer, the stockholder is eligible to waive (and effectively waives) constructive ownership of all such Shares under procedures described in Section 302(c) of the Code.

         Even if the receipt of cash by a stockholder fails to satisfy the "substantially disproportionate" test or the "complete redemption" test, a stockholder may nevertheless satisfy the "not essentially equivalent to a dividend" test if the stockholder's surrender of Shares pursuant to the Offer results in a "meaningful reduction" in the stockholder's interest in the Company. Whether the receipt of cash by a stockholder will be "not essentially equivalent to a dividend" will depend upon the individual stockholder's facts and circumstances. The IRS has indicated in published rulings that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a "meaningful reduction." Stockholders expecting to rely upon the "not essentially equivalent to a dividend" test should consult their own tax advisors as to its application in their particular situation.

         Corporate Stockholder Dividend Treatment. If a sale of Shares by a corporate stockholder is treated as a dividend, the corporate stockholder may be entitled to claim a deduction equal to 70% of the dividend under Section 243 of the Code, subject to applicable limitations. Corporate stockholders should, however, consider the effect of Section 246(c) of the Code, which disallows the 70% dividends-received deduction with respect to stock that is held for 45 days or less. For this purpose, the length of time a taxpayer is deemed to have held stock may be reduced by periods during which the taxpayer's risk of loss with respect to the stock is diminished by reason of the existence of certain options or other transactions. Moreover, under Section 246A of the Code, if a corporate stockholder has incurred indebtedness directly attributable to an investment in Shares, the 70% dividends-received deduction may be reduced.

         In addition, amounts received by a corporate stockholder pursuant to the Offer that are treated as a dividend may constitute an "extraordinary dividend" under Section 1059 of the Code. Generally, an "extraordinary dividend" is a dividend that (i) equals or exceeds 10% of the stockholder's basis in the Shares (treating all dividends having ex-dividend dates within an 85-day period as a single dividend) or (ii) exceeds 20% of the stockholder's adjusted basis in the Shares (treating all dividends having ex-dividend dates within a 365-day period as a single dividend). Accordingly, if applicable, a corporate stockholder would be required under Section 1059(a) of the Code to reduce its basis (but not below zero) in its Shares by the non-taxed portion of the dividend (i.e., the portion of the dividend for which a deduction is allowed), and if such portion exceeds the stockholder's tax basis for its Shares, to treat the excess as gain from the sale of such Shares in the year in which a sale or disposition of the Shares occurs (which, in certain circumstances, may be the year in which Shares are sold pursuant to the Offer).

         Additional Tax Considerations. The distinction between long-term capital gains and ordinary income is relevant because, in general, individuals currently are subject to taxation at a reduced rate on their "net capital gain" (i.e., the excess of net long-term capital gains over net short-term capital losses) for the year.

         Stockholders are urged to consult their own tax advisors regarding any possible impact on their obligation to make estimated tax payments as a result of the recognition of any capital gain (or the receipt of any ordinary income) caused by the surrender of any Shares to the Company pursuant to the Offer.

         Foreign Stockholders. The Company will withhold United States federal income tax at a rate of 30% from gross proceeds paid pursuant to the Offer to a foreign stockholder or his agent, unless the Company determines that a reduced rate of withholding is applicable pursuant to a tax treaty or that an exemption from withholding is applicable because such gross proceeds are effectively connected with the conduct of a trade or business by the foreign stockholder within the United States. For this purpose, a foreign stockholder is any stockholder that is not (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States, or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source. Without definite knowledge to the contrary, the Company will determine whether a stockholder is a foreign stockholder by reference to the stockholder's address. A foreign stockholder may be eligible to file for a refund of such tax or a portion of such tax if such stockholder (i) meets the "complete redemption," "substantially disproportionate" or "not essentially equivalent to a dividend" tests described above, (ii) is entitled to a reduced rate of withholding pursuant to a treaty and the Company withheld at a higher rate, or (iii) is otherwise able to establish that no tax or a reduced amount of tax was due. In order to claim an exemption from withholding on the ground that gross proceeds paid pursuant to the Offer are effectively connected with the conduct of a trade or business by a foreign stockholder within the United States or that the foreign stockholder is entitled to the benefits of a tax treaty, the foreign stockholder must deliver to the Depositary (or other person who is otherwise required to withhold United States tax) a properly executed statement claiming such exemption or benefits. Such statements may be obtained from the Depositary. Foreign stockholders are urged to consult their own tax advisors regarding the application of United States federal income tax withholding, including eligibility for a withholding tax reduction or exemption and the refund procedures.

         Backup Withholding. See Section 3 with respect to the application of the United States federal income tax backup withholding.

         The tax discussion set forth above is included for general information only and may not apply to Shares acquired in connection with the exercise of stock options or pursuant to other compensation arrangements with the Company. The tax consequences of a sale pursuant to the Offer may vary depending upon, among other things, the particular circumstances of the tendering stockholder. No information is provided herein to the state, local or foreign tax consequences of the transaction contemplated by the Offer. Stockholders are urged to consult their own tax advisors to determine the particular federal, state, local and foreign tax consequences to them of tendering Shares pursuant to the Offer and the effect of the stock ownership attribution rules described above.

             16. EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENTS

         The Company expressly reserves the right, in its sole discretion and at any time or from time to time, to extend the period of time during which the Offer is open by giving oral or written notice of such extension to the Depositary and making a public announcement thereof. There can be no assurance, however, that the Company will exercise its right to extend the Offer. During any such extension, all Shares previously tendered will remain subject to the Offer, except to the extent that such Shares may be withdrawn as set forth in
Section 4. The Company also expressly reserves the right, in its sole discretion, (i) to terminate the Offer and not accept for payment any Shares not previously accepted for payment or, subject to Rule 13e-4(f)(5) under the Exchange Act, which requires the Company either to pay the consideration offered or to return the Shares tendered promptly after the termination or withdrawal of the Offer, to postpone payment for Shares upon the occurrence of any of the conditions specified in Section 7 hereof, by giving oral or written notice of such termination to the Depositary and making a public announcement thereof and
(ii) at any time, or from time to time, to amend the Offer in any respect. Amendments to the Offer may be effected by public announcement. Without limiting the manner in which the Company may choose to make public announcement of any extension, termination or amendment, the Company shall have no obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any such public announcement, other than by making a release to the Dow Jones News Service, except in the case of an announcement of an extension of the Offer, in which case the Company shall have no obligation to publish, advertise or otherwise communicate such announcement other than by issuing a notice of such extension by press release or other public announcement, which notice shall be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Material changes to information previously provided to holders of the Shares in this Offer or in documents furnished subsequent thereto will be disseminated to holders of Shares in compliance with Rule 13e-4(e)(2) promulgated by the Commission under the Exchange Act.

         If the Company materially changes the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, the Company will extend the Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(2) under the Exchange Act. Those rules require that the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer (other than a change in price, change in dealer's soliciting fee or change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of such terms or information. In a published release, the Commission has stated that in its view, an offer should remain open for a minimum of five business days from the date that notice of such a material change is first published, sent or given. The Offer will continue or be extended for at least ten business days from the time the Company publishes, sends or gives to holders of Shares a notice that it will (a) increase or decrease the price it will pay for Shares or the amount of the Information Agents/Dealer Manager's soliciting fee or (b) increase (except for an increase not exceeding 2% of the outstanding Shares) or decrease the number of Shares it seeks.

                              17. FEES AND EXPENSES

         Keefe, Bruyette & Woods, Inc. will act as the Dealer Manager and Information Agent for the Company in connection with the Offer. Keefe, Bruyette & Woods, Inc., as Information Agent, may contact stockholders by mail, telephone, facsimile, telex, telegraph, other electronic means and personal interviews, and may request brokers, dealers and other nominee stockholders to forward materials relating to the Offer to beneficial owners. The Company has agreed to pay Keefe, Bruyette & Woods, Inc., upon acceptance for and payment of Shares pursuant to the Offer, a total of $.08 per Share purchased by the Company pursuant to the Offer. Keefe, Bruyette & Woods, Inc. will also be reimbursed for certain out-of-pocket expenses. Charles Webb & Company will also be indemnified against certain liabilities, including liabilities under the federal securities laws, in connection with the Offer.

         Keefe, Bruyette & Woods, Inc. has rendered, is currently rendering and may continue to render various investment banking and other advisory services to the Company. It has received, and may continue to receive, customary compensation from the Company for such services.

         The Company has retained Davidson Trust Co. as Depositary in connection with the Offer. The Depositary will receive reasonable and customary compensation for its services and will also be reimbursed for certain out-of-pocket expenses. The Company has agreed to indemnify the Depositary against certain liabilities, including certain liabilities under the federal securities laws, in connection with the Offer. Neither the Information Agent nor the Depositary has been retained to make solicitations or recommendations in connection with the Offer.

         The Company will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer (other than the fee of the Dealer Manager). The Company will, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and customary handling and mailing expenses incurred by them in forwarding materials relating to the Offer to their customers.

                                18. MISCELLANEOUS

         The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Certain information as of particular dates concerning the Company's directors and officers, their remuneration, options granted to them, the principal holders of the Company's securities and any material interest of such persons in transactions with the Company is filed with the Commission. The Company has also filed an Issuer Tender Offer Statement on Schedule 13E-4 with the Commission, which includes certain additional information relating to the Offer. Such reports, as well as such other material, may be inspected and copies may be obtained at the Commission's public reference facilities at 450 Fifth Street, N.W., Washington, D.C., and should also be available for inspection and copying at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048, and Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material may be obtained by mail, upon payment of the Commission's customary fees, from the Commission's Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549. The Company's Schedule 13E-4 may not be available at the Commission's regional offices.

         The Offer is being made to all holders of Shares. The Company is not aware of any state where the making of the Offer is prohibited by administrative or judicial action pursuant to a valid state statute. If the Company becomes aware of any valid state statute prohibiting the making of the Offer, the Company will make a good faith effort to comply with such statute. If, after such good faith effort, the Company cannot comply with such statute, the Offer will not be made to, nor will tenders be accepted from or on behalf of, holders of Shares in such state. In those jurisdictions whose securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Company by the Dealer Manager/Information Agent or one or more registered brokers or dealers licensed under the laws of such jurisdictions.

                                          WESTERFED FINANCIAL CORPORATION

November 20, 1998

                                   SCHEDULE A

                      CERTAIN TRANSACTIONS INVOLVING SHARES
              BY THE COMPANY OR ITS EXECUTIVE OFFICERS OR DIRECTORS


         During the 40 business days prior to November 20, 1998, no transactions were effected in the Shares by the Company, its executive officers or directors, except for the exercise of options by Senior Vice President Dale W. Brevik. On October 8, 1998, Mr. Brevik exercised his option, at an exercise price of $10.00 per Share, to purchase 5,500 Shares by paying an aggregate purchase price in cash of $55,000. The fair market value of the Shares on October 8, 1998 was $17.19 per share.

           The Dealer Manager and Information Agent for the Offer is:


                          KEEFE, BRUYETTE & WOODS, INC.
                              211 Bradenton Drive
                            Dublin, Ohio 43017-5034
                     Telephone: (877) 298-6520 (toll free)

         Any questions concerning tender procedures or requests for additional copies of this Offer to Purchase, the Letter of Transmittal or other tender offer materials may be directed to the Dealer Manager/Information Agent.


                        The Depositary for the Offer is:

                               DAVIDSON TRUST CO.


By Mail, By Overnight Delivery or By Hand:         Facsimile Transmission:
                                               (For Eligible Institutions Only)
Davidson Trust Co.                                     (406) 791-7464
9 Third Street North
Suite 200                                            Confirm by Telephone:
Great Falls, Montana 59401                             (406) 791-7320



         Any questions concerning tender procedures may be directed to the Depositary at (406)791-7320.

                               November 20, 1998

                                                                  Exhibit (a)(2)

                         WESTERFED FINANCIAL CORPORATION

                              LETTER OF TRANSMITTAL

                       To Accompany Shares of Common Stock
                                       of
                         WesterFed Financial Corporation
                   Tendered Pursuant to the Offer to Purchase
                             Dated November 20, 1998

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON MONDAY, DECEMBER 21, 1998, UNLESS THE OFFER IS EXTENDED.

                       To: DAVIDSON TRUST CO., Depositary

By Mail, By Hand or By Overnight Courier:               By Facsimile:
Davidson Trust Co.                                     (406) 791-7464
9 Third Street North                            (For Eligible Institutions Only)
Suite 200
Great Falls, Montana 59401                           Confirm by Telephone:
                                                       (406) 791-7320


                         DESCRIPTION OF SHARES TENDERED
             (See Instructions 3 and 4. For tender of Shares in the
                         WesterFed Financial Corporation
       Dividend Reinvestment and Stock Purchase Plan, see Instruction 10.)

------------------------------------------------------------------------------------------------------------------------------------
          Name(s) and Address(es) of Registered Holder(s)                                      Shares Tendered
  (Please Fill in Exactly as Name(s) Appear(s) on Certificate(s)                    (Attach Additional List if Necessary)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                 Total Number
                                                                                                   of Shares              Number of
                                                                          Certificate           Represented by             Shares
                                                                          Number(s)*            Certificate(s)*          Tendered**
                                                                 ___________________________________________________________________
                                                                 ___________________________________________________________________
                                                                 ___________________________________________________________________
                                                                 ___________________________________________________________________
                                                                 ___________________________________________________________________
                                                                    TOTAL SHARES
------------------------------------------------------------------------------------------------------------------------------------

*    Need not be completed by stockholders tendering by book-entry transfer.

** Unless otherwise indicated, it will be assumed that all Shares represented by any certificates delivered to the Depositary are being tendered. See Instruction 4.

        DELIVERY OF THIS INSTRUMENT TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION OF INSTRUCTIONS VIA A FACSIMILE NUMBER OTHER THAN ONE LISTED ABOVE WILL NOT CONSTITUTE A VALID DELIVERY.

        THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THE LETTER OF TRANSMITTAL IS COMPLETED.

        This Letter of Transmittal is to be used if certificates are to be forwarded herewith or if delivery of Shares (as defined below) is to be made by book-entry transfer to the Depositary's account at The Depository Trust Company ("DTC") or Philadelphia Depository Trust Company ("PDTC") (hereinafter collectively referred to as the "Book-Entry Transfer Facilities") pursuant to the procedures set forth in Section 3 of the Offer to Purchase (as defined below), or if a tender of Shares held pursuant to the WesterFed Financial Corporation Dividend Reinvestment Stock Purchase Plan is to be made.

        Delivery of documents to the Company or to a Book-Entry Transfer Facility does not constitute a valid delivery.

                (BOX BELOW FOR USE BY ELIGIBLE INSTITUTIONS ONLY)
--------------------------------------------------------------------------------
[ ] CHECK HERE IF TENDERED SHARES ARE BEING DELIVERED BY BOOK-ENTRY TRANSFER TO THE DEPOSITARY'S ACCOUNT AT ONE OF THE BOOK-ENTRY TRANSFER FACILITIES AND COMPLETE THE FOLLOWING:

            Name of Tendering Institution  ___________________________________
            Check Applicable Box:         [  ]  DTC          [  ]  PDTC
            Account No.  _____________________________________________________
            Transaction Code No.  ____________________________________________
--------------------------------------------------------------------------------

                    NOTE: SIGNATURES MUST BE PROVIDED BELOW.
               PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY

Ladies and Gentlemen:

        The undersigned hereby tenders to WesterFed Financial Corporation, a Delaware corporation (the "Company"), the above-described shares of its Common Stock, par value $0.01 per share (the "Shares"), at a price per Share hereinafter set forth, pursuant to the Company's offer to purchase up to 1,100,000 Shares, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 20, 1998 (the "Offer to Purchase"), receipt of which is hereby acknowledged, and in this Letter of Transmittal (which together constitute the "Offer").

        Subject to, and effective upon, acceptance for payment of and payment for the Shares tendered herewith in accordance with the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the undersigned hereby sells, assigns and transfers to, or upon the order of, the Company all right, title and interest in and to all the Shares that are being tendered hereby or orders the registration of such Shares tendered by book-entry transfer that are purchased pursuant to the Offer to or upon the order of the Company and irrevocably constitutes and appoints the Depositary the true and lawful agent and attorney-in-fact of the undersigned with respect to such Shares, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), to (a) deliver certificates for such Shares, or transfer ownership of such Shares on the account books maintained by any of the Book-Entry Transfer Facilities, together, in any such case, with all accompanying evidences of transfer and authenticity, to or upon the order of the Company upon receipt by the Depositary, as the undersigned's agent, of the Purchase Price (as defined below) with respect to such Shares, (b) present certificates for such Shares for cancellation and transfer on the books of the Company and (c) receive all benefits and otherwise exercise all rights of beneficial ownership of such Shares, all in accordance with the terms of the Offer.

        The undersigned hereby represents and warrants that the undersigned has full power and authority to tender, sell, assign and transfer the Shares tendered hereby and that, when and to the extent the same are accepted for payment by the Company, the Company will acquire good, marketable and unencumbered title thereto, free and clear of all liens, restrictions, charges, encumbrances, conditional sales agreements or other obligations relating to the sale or transfer thereof, and the same will not be subject to any adverse claims. The undersigned will, upon request, execute and deliver any additional documents deemed by the Depositary or the Company to be necessary or desirable to complete the sale, assignment and transfer of the Shares tendered hereby.

        The undersigned hereby represents and warrants that the undersigned has read and agrees to all of the terms of the Offer. All authority herein conferred or agreed to be conferred shall not be affected by, and shall survive the death or incapacity of the undersigned, and any obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in the Offer, this tender is irrevocable.

        The undersigned understands that tenders of Shares pursuant to any one of the procedures described in Section 2 or 3 of the Offer to Purchase and in the Instructions hereto will constitute the undersigned's acceptance of the terms and conditions of the Offer, including the undersigned's representation and warranty that (i) the undersigned has a net long position in the Shares being tendered within the meaning of Rule 14e-4 promulgated under the Securities Exchange Act of 1934, as amended, and (ii) the tender of such Shares complies with Rule 14e-4. The Company's acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the undersigned and the Company upon the terms and subject to the conditions of the Offer.

        The undersigned understands that the Company will determine a single per Share price (not greater than $20.00 nor less than $18.00 per Share) net to the seller in cash, without interest thereon, (the "Purchase Price") that it will pay for Shares validly tendered and not withdrawn pursuant to the Offer taking into account the number of Shares so tendered and the prices specified by tendering stockholders. The undersigned understands that the Company will select the lowest Purchase Price that will enable it to purchase 1,100,000 Shares (or such lesser number of Shares as are validly tendered and not withdrawn at prices not greater than $20.00 nor less than $18.00 per Share) pursuant to the Offer. The undersigned understands that all Shares properly tendered and not withdrawn at prices at or below the Purchase Price will be purchased at the Purchase Price, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions of the Offer, including its proration and conditional tender provisions, and that the Company will return all other Shares, including Shares tendered and not withdrawn at prices greater than the Purchase Price, Shares not purchased because of proration and Shares that were conditionally tendered and not accepted. The undersigned understands that tenders of Shares pursuant to any one of the procedures described in Section 2 or 3 of the Offer to Purchase and in the instructions hereto will constitute an agreement between the undersigned and the Company upon the terms and subject to the conditions of the Offer.

        The undersigned recognizes that, under certain circumstances set forth in the Offer to Purchase, the Company may terminate or amend the Offer or may postpone the acceptance for payment of, or the payment for, Shares tendered or may not be required to purchase any of the Shares tendered hereby or may accept for payment fewer than all of the Shares tendered hereby.

        Unless otherwise indicated under "Special Payment Instructions," please issue the check for the purchase price of any Shares purchased, and/or return any Shares not tendered or not purchased, in the name(s) of the undersigned (and, in the case of Shares tendered by book-entry transfer, by credit to the account at the Book-Entry Transfer Facility designated above). Similarly, unless otherwise indicated under "Special Delivery Instructions," please mail the check for the purchase price of any Shares purchased and/or any certificates for Shares not tendered or not purchased (and accompanying documents, as appropriate) to the undersigned at the address shown below the undersigned's signature(s). In the event that both "Special Payment Instructions" and "Special Delivery Instructions" are completed, please issue the check for the purchase price of any Shares purchased and/or return any Shares not tendered or not purchased in the name(s) of, and mail said check and/or any certificates to, the person(s) so indicated. The undersigned recognizes that the Company has no obligation, pursuant to the "Special Payment Instructions," to transfer any Shares from the name of the registered holder(s) thereof if the Company does not accept for payment any of the Shares so tendered.

--------------------------------------------------------------------------------
                          PRICE (IN DOLLARS) PER SHARE
                       AT WHICH SHARES ARE BEING TENDERED
                               (SEE INSTRUCTION 5)
--------------------------------------------------------------------------------
        CHECK ONLY ONE BOX. IF MORE THAN ONE BOX IS CHECKED, OR IF NO BOX
   IS CHECKED (EXCEPT AS PROVIDED IN THE ODD LOTS BOX AND INSTRUCTIONS BELOW),
                       THERE IS NO VALID TENDER OF SHARES.
--------------------------------------------------------------------------------
[ ] $18.000   [ ] $18.375   [ ] $18.750   [ ] $19.125   [ ] $19.500  [ ] $19.875
[ ] $18.125   [ ] $18.500   [ ] $18.875   [ ] $19.250   [ ] $19.625  [ ] $20.000
[ ] $18.250   [ ] $18.625   [ ] $19.000   [ ] $19.375   [ ] $19.750
--------------------------------------------------------------------------------
                                    ODD LOTS
                               (SEE INSTRUCTION 9)
--------------------------------------------------------------------------------
This section is to be completed ONLY if Shares are being tendered by or on behalf of a person owning beneficially, as of the close of business on November 13, 1998, and who continues to own beneficially as of the Expiration Date, an aggregate of fewer than 100 Shares.

  The undersigned either (check one box):

[ ] was the beneficial owner as of the close of business on November 13, 1998, and continues to be the beneficial owner as of the Expiration Date, of an aggregate of fewer than 100 Shares, all of which are being tendered, or
[ ]  is a broker,  dealer,  commercial bank, trust company or other nominee that
     (i) is tendering, for the beneficial owners thereof, Shares with respect to which it is the record owner, and (ii) believes, based upon representations made to it by each such beneficial owner, that such beneficial owner owned beneficially as of the close of business on November 13, 1998, and continues to own beneficially as of the Expiration Date, an aggregate of fewer than 100 Shares, and is tendering all of such Shares.
If you do not wish to specify a purchase price, check the following box, in which case you will be deemed to have tendered at the Purchase Price determined by the Company in accordance with the terms of the Offer (persons checking this box need not indicate the price per Share in the box entitled "Price (In Dollars) Per Share At Which Shares Are Being Tendered" in this Letter of Transmittal). [ ]
--------------------------------------------------------------------------------

                          SPECIAL PAYMENT INSTRUCTIONS
                          (SEE INSTRUCTIONS 6, 7 AND 8)

To be completed ONLY if the check for the purchase price of Shares purchased and/or certificates for Shares not tendered or not purchased are to be issued in the name of someone other than the undersigned.

Issue [ ] check
and/or [ ] certificate(s) to:

Name  ______________________________________________
____________________________________________________
____________________________________________________
                 (Please Print)
Address  ___________________________________________
____________________________________________________
                 (Include Zip Code)
____________________________________________________
    (Taxpayer Identification or Social Security No.)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                          SPECIAL DELIVERY INSTRUCTIONS
                          (SEE INSTRUCTIONS 6, 7 AND 8)

To be completed ONLY if the check for the purchase price of Shares purchased and/or certificates for Shares not tendered or not purchased are to be mailed to someone other than the undersigned or to the undersigned at an address other than that shown below the undersigned's signature(s).

Mail [  ] check
and/or [  ] certificate(s) to:

Name_________________________________________________
_____________________________________________________
_____________________________________________________
                    (Please Print)
Address______________________________________________
_____________________________________________________
                    (Include Zip Code)
--------------------------------------------------------------------------------
                               CONDITIONAL TENDER

A tendering stockholder may condition his or her tender of Shares upon the purchase by the Company of a specified minimum number of the Shares tendered hereby, all as described in the Offer to Purchase, particularly in Section 6 thereof. Unless at least such minimum number of Shares is purchased by the Company pursuant to the terms of the Offer, none of the Shares tendered hereby will be purchased. It is the tendering stockholder's responsibility to calculate such minimum number of Shares, and each stockholder is urged to consult his or her own tax advisor. Unless this box has been completed and a minimum specified, the tender will be deemed unconditional.
Minimum  number  of  Shares  that  must  be  purchased,  if any  are  purchased:
                              ____________ Shares
--------------------------------------------------------------------------------
                    THE FOLLOWING IS TO BE COMPLETED ONLY BY
               PARTICIPANTS IN THE WESTERFED FINANCIAL CORPORATION
                  DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN
                              (SEE INSTRUCTION 10)
I hereby direct Davidson Trust Co., as Agent of the WesterFed Financial Corporation Dividend Reinvestment and Stock Purchase Plan (the "DRIP") to tender to WesterFed Financial Corporation, upon the terms and subject to the conditions set forth in this Letter of Transmittal and in the related Offer to Purchase, the indicated number of Shares in my DRIP Account. I AM A PARTICIPANT IN THE DRIP AND I WISH TO TENDER THE NUMBER OF SHARES IN MY DRIP ACCOUNT SET FORTH BELOW (CHECK ONLY ONE BOX):

| | Check here to tender all Shares in my DRIP account, including Shares purchased with the dividend paid on November 24, 1998 (See Instruction 10);

| |  Check here to tender  the  following  number of Shares in my DRIP  account:
     ____________________ Shares.

The Shares in my DRIP account are to be tendered at the price per Share indicated in the box captioned, "Price (In Dollars) Per Share At Which Shares Are Being Tendered."
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                    SIGN HERE
  (PLEASE COMPLETE SUBSTITUTE FORM W-9 INCLUDED IN THIS LETTER OF TRANSMITTAL)
--------------------------------------------------------------------------------
________________________________________________________________________________
                            (Signature(s) of Owner(s)
--------------------------------------------------------------------------------
Dated ____________________________, 1998
Name(s) ________________________________
--------------------------------------------------------------------------------
Capacity (full title) __________________________________________________________
Address ________________________________________________________________________
                                                   (Include Zip Code)
Area Code and Telephone No. ____________________________________________________

(Must be signed by registered holder(s) exactly as name(s) appear(s) on stock certificate(s) or on a security position listing or by person(s) authorized to become registered holder(s) by certificates and documents transmitted herewith. If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, please set forth full title and see Instruction 6.)

                            GUARANTEE OF SIGNATURE(S)
                           (SEE INSTRUCTIONS 1 AND 6)

Name of Firm ___________________________________________________________________
Authorized Signature ___________________________________________________________
Dated _________________, 1998
--------------------------------------------------------------------------------

                                  INSTRUCTIONS

              FORMING PART OF THE TERMS AND CONDITIONS OF THE OFFER

     1. Guarantee of Signatures. Except as otherwise provided below, all signatures on this Letter of Transmittal must be guaranteed by a firm that is a member of a registered national securities exchange or the National Association of Securities Dealers, Inc., or by a commercial bank, a trust company, a savings bank, a savings and loan association or a credit union which has membership in an approved Signature Guarantee Medallion Program (an "Eligible Institution"). Signatures on this Letter of Transmittal need not be guaranteed (a) if this Letter of Transmittal is signed by the registered holder(s) of the Shares (which term, for purposes of this document, shall include any participant in one of the Book-Entry Transfer Facilities whose name appears on a security position listing as the owner of Shares) tendered herewith and such holder(s) have not completed the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" on this Letter of Transmittal or (b) if such Shares are tendered for the account of an Eligible Institution. See Instruction 6.

      2. Delivery of Letter of Transmittal and Shares. This Letter of Transmittal or, in the case of a book-entry transfer, an Agent's Message (as defined below), is to be used either if certificates are to be forwarded herewith or if delivery of Shares is to be made by book-entry transfer pursuant to the procedures set forth in Section 3 of the Offer to Purchase. Certificates for all physically delivered Shares, or a confirmation of a book-entry transfer into the Depositary's account at one of the Book-Entry Transfer Facilities of all Shares delivered electronically, as well as a properly completed and duly executed Letter of Transmittal (or manually signed copy thereof) and any other documents required by this Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the front page of this Letter of Transmittal on or prior to the Expiration Date (as defined in the Offer to Purchase). The term "Agent's Message" means a message transmitted by a Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry confirmation, which states that such Book-Entry Transfer Facility has received an express acknowledgment from the participant in such Book-Entry Transfer Facility tendering the Shares, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Company may enforce such agreement against the participant.


      THE METHOD OF DELIVERY OF THIS LETTER OF TRANSMITTAL, SHARE CERTIFICATES AND ALL OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND RISK OF THE TENDERING STOCKHOLDER, AND DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY. IF CERTIFICATES FOR SHARES ARE SENT BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED.

      Except as specifically permitted by Section 6 of the Offer to Purchase, no alternative or contingent tenders will be accepted. See Section 1 of the Offer to Purchase. By executing this Letter of Transmittal (or facsimile thereof), the tendering stockholder waives any right to receive any notice of the acceptance for payment of the Shares.

      3. Inadequate Space. If the space provided herein is inadequate, the certificate numbers and/or the number of Shares should be listed on a separate signed schedule attached hereto.

      4. Partial Tenders (Not Applicable to Stockholders Who Tender By Book-Entry Transfer). If fewer than all the Shares represented by any certificate delivered to the Depositary are to be tendered, fill in the number of Shares that are to be tendered in the box entitled "Number of Shares Tendered." In such case, a new certificate for the remainder of the Shares represented by the old certificate will be sent to the person(s) signing this Letter of Transmittal, unless otherwise provided in the "Special Payment Instructions" or "Special Delivery Instructions" boxes on this Letter of Transmittal, as promptly as practicable following the expiration or termination of the Offer. All Shares represented by certificates delivered to the Depositary will be deemed to have been tendered unless otherwise indicated.

      5. Indication of Price at Which Shares Are Being Tendered. For Shares to be validly tendered, the stockholder must check the box indicating the price per Share at which he or she is tendering Shares under "Price (In Dollars) Per Share at Which Shares Are Being Tendered" in this Letter of Transmittal, except that any stockholder who owned beneficially as of the close of business on November 13, 1998, and continues to own beneficially as of the Expiration Date, an aggregate of fewer than 100 Shares, may check the box above in the section entitled "Odd Lots" indicating that such stockholder is tendering all Shares at the Purchase Price determined by the Company. Only one box may be checked. If more than one box is checked or if no box is checked (except as provided in the Odd Lots box and this Instruction 5), there is no valid tender of Shares. A stockholder wishing to tender portions of his or her Share holdings at different prices must complete a separate Letter of Transmittal for each price at which he or she wishes to tender each such portion of his or her Shares. The same Shares cannot be tendered (unless previously validly withdrawn as provided in Section 4 of the Offer to Purchase) at more than one price.

      6. Signatures on Letter of Transmittal; Stock Powers and Endorsements. If this Letter of Transmittal is signed by the registered holder(s) of the Shares hereby, the signature(s) must correspond with the name(s) as written on the face of the certificates without alteration, enlargement or any change whatsoever.

      If any of the Shares hereby are held of record by two or more persons, all such persons must sign this Letter of Transmittal.

      If any of the Shares tendered hereby are registered in different names on different certificates, it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations of certificates.

      If this Letter of Transmittal is signed by the registered holder(s) of the Shares tendered hereby, no endorsements of certificates or separate stock powers are required unless payment of the purchase price is to be made to, or Shares not tendered or not purchased are to be registered in the name of, any person other than the registered holder(s). Signatures on any such certificates or stock powers must be guaranteed by an Eligible Institution. See Instruction 1.

      If this Letter of Transmittal is signed by a person other than the registered holder(s) of the Shares tendered hereby, certificates evidencing the Shares tendered hereby must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name(s) of the registered holder(s) appear(s) on the certificates for such Shares. Signature(s) on any such certificates or stock powers must be guaranteed by an Eligible Institution. See Instruction 1.

      If this Letter of Transmittal or any certificate or stock power is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, such person should so indicate when signing, and proper evidence satisfactory to the Company of the authority of such person so to act must be submitted.

      7. Stock Transfer Taxes. The Company will pay or cause to be paid any stock transfer taxes with respect to the sale and transfer of any Shares to it or its order pursuant to the Offer. If, however, payment of the purchase price is to be made to, or Shares not tendered or not purchased are to be registered in the name of, any person other than the registered holder(s), or if tendered Shares are registered in the name of any person other than the person(s) signing this Letter of Transmittal, the amount of any stock transfer taxes (whether imposed on the registered holder(s), such other person or otherwise) payable on account of the transfer to such person will be deducted from the purchase price unless satisfactory evidence of the payment of such taxes, or exemption therefrom, is submitted. See Section 5 of the Offer to Purchase. EXCEPT AS PROVIDED IN THIS INSTRUCTION 7, IT WILL NOT BE NECESSARY TO AFFIX TRANSFER TAX STAMPS TO THE CERTIFICATES REPRESENTING SHARES TENDERED HEREBY.

      8. Special Payment and Delivery Instructions. If the check for the purchase price of any Shares purchased is to be issued in the name of, and/or any Shares not tendered or not purchased are to be returned to, a person other than the person(s) signing this Letter of Transmittal or if the check and/or any certificates for Shares not tendered or not purchased are to be mailed to someone other than the person(s) signing this Letter of Transmittal or to an address other than that shown above in the box captioned "Description of Shares Tendered," then the boxes captioned "Special Payment Instructions" and/or "Special Delivery Instructions" on this Letter of Transmittal should be completed. Stockholders tendering Shares by book-entry transfer will have any Shares not accepted for payment returned by crediting the account maintained by such stockholder at the Book-Entry Transfer Facility from which such transfer was made.

      9. Odd Lots. As described in the Offer to Purchase, if fewer than all Shares validly tendered at or below the Purchase Price and not withdrawn on or prior to the Expiration Date are to be purchased, the Shares purchased first will consist of all Shares tendered by any stockholder who owned beneficially as of the close of business on November 13, 1998, and continues to own beneficially as of the Expiration Date, an aggregate of fewer than 100 Shares and who validly and unconditionally tendered all such Shares at or below the Purchase Price (including by not designating a Purchase Price as described above). Partial or conditional tenders of Shares will not qualify for this preference, This preference will not be available unless the box captioned "Odd Lots" in this Letter of transmittal is completed.

      10. Dividend Reinvestment and Stock Purchase Plan. If the tendering stockholder is a participant in the WesterFed Financial Corporation Dividend Reinvestment and Stock Purchase Plan (the "DRIP") and wishes to have Davidson Trust Co., as agent thereof (the "Agent"), tender all or part of the Shares in such participant's account, the participant must so indicate by completing the box captioned "The Following is to be Completed Only by Participants in the WesterFed Financial Corporation Dividend Reinvestment and Stock Purchase Plan", in addition to completing the other relevant sections of this Letter of Transmittal and complying with the provisions of the Offer. Participants can cause the Agent to tender all of the Shares in such DRIP account, including Shares purchased with the dividend paid on November 24, 1998, or tender such number of shares in such DRIP account as specified. Participants may determine the approximate number of Shares allocated to their DRIP accounts after 4:00 p.m. New York City time on November 24, 1998, by computing the average of the high and low trade prices of Shares on November 24, 1998 (which may be obtained from the Information Agent or from brokers), taking into account that the dividend per Share paid on November 24, 1998 (which was used to purchase Shares under the DRIP for participants in that plan) was $0.135. Participants in the DRIP may withdraw such Shares before 5:00 p.m. New York City time on the Expiration Date, by following the procedure for withdrawal of Shares. Failure to check any block in the box captioned "The Following is to be Completed Only by Participants in the WesterFed Financial Corporation Dividend Reinvestment and Stock Purchase Plan" will result in none of the participant's Shares in the DRIP being tendered.

      11. Substitute Form W-9 and Form W-8. The tendering stockholder is required to provide the Depositary with either a correct Taxpayer Identification Number ("TIN") on Substitute Form W-9, which is provided under "Important Tax Information" below, or a properly completed Form W-8. Failure to provide the information on either Substitute Form W-9 or Form W-8 may subject the tendering stockholder to 31% federal income tax backup withholding on the payment of the purchase price. The box in Part 2 of Substitute Form W-9 may be checked if the tendering stockholder has not been issued a TIN and has applied for a number or intends to apply for a number in the near future. If the box in Part 2 is checked and the Depositary is not provided with a TIN by the time of payment, the Depositary will withhold 31% on all payments of the purchase price thereafter until a TIN is provided to the Depositary.

      12. Requests for Assistance or Additional Copies. Any questions or requests for assistance may be directed to the Information Agent/Dealer Manager at the telephone number and address listed below. Requests for additional copies of the Offer to Purchase, this Letter of Transmittal or other tender offer materials may be directed to the Information Agent/Dealer Manager and such copies will be furnished promptly at the Company's expense. Stockholders may also contact their local broker, dealer, commercial bank or trust company for assistance concerning the Offer.

      13. Irregularities. All questions as to the Purchase Price, the form of documents, and the validity, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by the Company, in its sole discretion, and its determination shall be final and binding. The Company reserves the absolute right to reject any or all tenders of Shares that it determines are not in proper form or the acceptance for payment of or payment for Shares that may, in the opinion of the Company's counsel, be unlawful. Except as otherwise provided in the Offer to Purchase, the Company also reserves the absolute right to waive any of the conditions to the Offer or any defect or irregularity in any tender of Shares and the Company's interpretation of the terms and conditions of the Offer (including these instructions) shall be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Company shall determine. None of the Company, the Information Agent/Dealer Manager, the Depositary, or any other person shall be under any duty to give notice of any defect or irregularity in tenders, nor shall any of them incur any liability for failure to give any such notice. Tenders will not be deemed to have been made until all defects and irregularities have been cured or waived.

     IMPORTANT: THIS LETTER OF TRANSMITTAL (OR A MANUALLY SIGNED COPY THEREOF) TOGETHER WITH CERTIFICATES OR CONFIRMATION OF BOOK-ENTRY TRANSFER AND ALL OTHER REQUIRED DOCUMENTS MUST BE RECEIVED BY THE DEPOSITARY, ON OR PRIOR TO THE EXPIRATION DATE.

IMPORTANT TAX INFORMATION

      Under federal income tax law, a stockholder whose tendered Shares are accepted for payment is required to provide the Depositary (as payer) with such stockholder's correct TIN on Substitute Form W-9 below. If such stockholder is an individual, the TIN is his or her social security number. For businesses and other entities, the number is the employer identification number. If the Depositary is not provided with the correct TIN or properly completed Form W-8, the stockholder may be subject to a $50 penalty imposed by the Internal Revenue Service. In addition, payments that are made to such stockholder with respect to Shares purchased pursuant to the Offer may be subject to backup withholding.

      Certain stockholders (including, among others, all corporations and certain foreign individuals and entities) are not subject to these backup withholding and reporting requirements. In order for a noncorporate foreign stockholder to qualify as an exempt recipient, that stockholder must complete and sign a Form W-8, Certificate of Foreign Status, attesting to that stockholder's exempt status. The Form W-8 can be obtained from the Depositary. Exempt stockholders, other than noncorporate foreign stockholders, should furnish their TIN, write "Exempt" on the face of the Substitute Form W-9 below and sign, date and return the Substitute Form W-9 to the Depositary. See the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 for additional instructions.

      If federal income tax backup withholding applies, the Depositary is required to withhold 31% of any payments made to the stockholder. Backup withholding is not an additional tax. Rather, the federal income tax liability of persons subject to backup withholding will be reduced by the amount of the tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained.

PURPOSE OF SUBSTITUTE FORM W-9 AND FORM W-8

      To avoid backup withholding on payments that are made to a stockholder with respect to Shares purchased pursuant to the Offer, the stockholder is required to notify the Depositary of his or her correct TIN by completing the Substitute Form W-9 included in this Letter of Transmittal certifying that the TIN provided on Substitute Form W-9 is correct and that (1) the stockholder has not been notified by the Internal Revenue Service that he or she is subject to federal income tax backup withholding as a result of failure to report all interest or dividends or (2) the Internal Revenue Service has notified the stockholder that he or she is no longer subject to federal income tax backup withholding. Foreign stockholders must submit a properly completed Form W-8 in order to avoid the applicable backup withholding; provided, however, that backup withholding will not apply to foreign stockholders subject to 30% (or lower treaty rate) withholding on gross payments received pursuant to the Offer.

WHAT NUMBER TO GIVE THE DEPOSITARY

      The stockholder is required to give the Depositary the social security number or employer identification number of the registered owner of the Shares. If the Shares are in more than one name or are not in the name of the actual owner, consult the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 for additional guidance on which number to report.

                        PAYER'S NAME: DAVIDSON TRUST CO.
------------------------------------------------------------------------------------------------------------------------------------


                                     PART 1 -- PLEASE PROVIDE YOUR TIN IN THE              TIN _______________________________
                                     BOX AT RIGHT AND CERTIFY BY SIGNING AND                        Social Security Number
SUBSTITUTE                           DATING BELOW.                                                           or
                                                                                                Employer Identification Number

FORM W-9                             _______________________________________               PART 2: For Payees exempt from
                                     NAME (Please Print)                                   backup  withholding,  see  the
                                                                                           Important Tax Information above
DEPARTMENT OF THE                    _______________________________________               and Guidelines for Certification of
TREASURY INTERNAL                                                                          Taxypayer Identification Number of
REVENUE SERVICE                      _______________________________________               Substitute Form W-9 enclosed
PAYOR'S REQUEST                      ADDRESS                                               herewith and complete as
FOR TAXPAYER                                                                               instructed herein.
IDENTIFICATION
NUMBER (TIN) AND                     _______________________________________
CERTIFICATION                        CITY              STATE        ZIP CODE               Awaiting TIN  [  ]
------------------------------------------------------------------------------------------------------------------------------------

PART 3 -- CERTIFICATION-UNDER THE PENALTIES OF PERJURY, I CERTIFY THAT (1) the number shown on this form is my correct taxpayer identification number (or a TIN has not been issued to me but I have mailed or delivered an application to receive a TIN or intend to do so in the near future), (2) I am not subject to backup withholding either because I have not been notified by the Internal Revenue Service (the "IRS") that I am subject to backup withholding as a result of a failure to report all interest or dividends or the IRS has notified me that I am no longer subject to backup withholding, and (3) all other information provided on this form is true, correct and complete.

SIGNATURE  ______________________________ DATE ________________________

You must cross out item (2) above if you have been notified by the IRS that you are currently subject to backup withholding because of underreporting interest or dividends on your tax return.

NOTE: FAILURE TO COMPLETE AND RETURN THIS FORM MAY RESULT IN BACKUP WITHHOLDING OF 31% OF ANY PAYMENTS MADE TO YOU PURSUANT TO THE OFFER. PLEASE REVIEW THE ENCLOSED GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9 FOR ADDITIONAL DETAILS. YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU CHECKED THE BOX IN
         PART 2 OF THE SUBSTITUTE FORM W-9.
--------------------------------------------------------------------------------

             CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

      I certify under penalties of perjury that a taxpayer identification number has not been issued to me and either (1) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office or (2) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number by the time of payment, 31% of all payments of the Purchase Price made to me thereafter will be withheld until I provide a number.

Signature_________________________                  Date _______________________

                      The Information Agent/Dealer Manager:

                          KEEFE, BRUYETTE & WOODS, INC.
                               211 Bradenton Drive
                             Dublin, Ohio 43017-5034

                                   TOLL FREE:

                                 (877) 298-6520

                                                                  Exhibit (a)(3)


Keefe, Bruyette & Woods, Inc.
211 Bradenton Drive
Dublin, Ohio 43017-5034
Telephone: (877) 298-6520 (toll free)


                         WESTERFED FINANCIAL CORPORATION
                        Offer To Purchase For Cash Up To
                      1,100,000 Shares Of Its Common Stock
                   At A Purchase Price Not In Excess Of $20.00
                         Nor Less Than $18.00 Per Share


           THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT
              5:00 P.M., NEW YORK CITY TIME, ON DECEMBER 21, 1998,
                          UNLESS THE OFFER IS EXTENDED.


To Brokers, Dealers, Commercial Banks,
         Trust Companies and Other Nominees:

         WesterFed Financial Corporation, a Delaware corporation (the "Company"), has appointed us to act as Dealer Manager in connection with its offer to purchase for cash up to 1,100,000 shares of its Common Stock, $0.01 par value per share (the "Shares"), at prices not in excess of $20.00 nor less than $18.00 per Share, specified by stockholders tendering their Shares, upon the terms and subject to the conditions set forth in the Company's Offer to Purchase, dated November 20, 1998, and in the related Letter of Transmittal (which together constitute the "Offer").

         The Company will determine the single per Share price, not in excess of $20.00 nor less than $18.00 per Share, net to the seller in cash (the "Purchase Price"), that it will pay for Shares validly tendered pursuant to the Offer, taking into account the number of Shares so tendered and the prices specified by tendering stockholders. The Company will select the lowest Purchase Price that will allow it to buy 1,100,000 Shares (or such lesser number of Shares as are properly tendered at prices not in excess of $20.00 nor less than $18.00 per Share). All Shares validly tendered at prices at or below the Purchase Price and not withdrawn on or prior to the Expiration Date (as defined in Section 1 of the Offer to Purchase) will be purchased at the Purchase Price, subject to the terms and conditions of the Offer, including the proration and conditional tender provisions. See Sections 1 and 16 of the Offer to Purchase.

         Upon the terms and subject to the conditions of the Offer, if, at the expiration of the Offer, more than 1,100,000 Shares are validly tendered at or below the Purchase Price and not withdrawn, the Company will buy Shares (i) from stockholders who owned beneficially as of the close of business on November 13, 1998 and continue to own beneficially as of the Expiration Date, an aggregate of fewer than 100 Shares who properly tender all their Shares at or below the Purchase

Price, and (ii) then, on a pro rata basis, from all other stockholders who properly tender their Shares at prices at or below the Purchase Price (and do not withdraw them prior to the expiration of the Offer), other than stockholders who tender conditionally, and for whom the condition is not satisfied. See Sections 1, 2 and 6 of the Offer to Purchase. All Shares not purchased pursuant to the Offer, including Shares tendered at prices greater than the Purchase Price and Shares not purchased because of proration or because they were conditionally tendered and not accepted for purchases will be returned to the tendering stockholders at the Company's expense as promptly as practicable following the Expiration Date.

         The Depositary for the Offer also acts as the agent for participants in the Company's Dividend Reinvestment and Stock Purchase Plan (the "DRIP") and will make available to the participants whose accounts are credited with Shares under the DRIP all documents furnished to stockholders generally in connection with the Offer. Certain participants in the DRIP will also receive additional copies of such documents directly if they also hold Shares in nominee accounts or in different names. Participants in the DRIP may use the Letter of Transmittal to tender such participants' Shares in the Offer by completing the box captioned "The Following is to be Completed Only by Participants in the WesterFed Financial Corporation Dividend Reinvestment and Stock Purchase Plan" on the Letter of Transmittal. Each participant may direct that all, some or none of the Shares credited to the participant's account are to be tendered. Stockholders who intend to tender Shares held in the DRIP in addition to Shares which are not held in the DRIP may use one Letter of Transmittal to tender all of such Shares if such participant wishes to tender all such Shares at the same price (even if such stockholders have received more than one copy of the Offer). Separate Letters of Transmittal must be used if a participant in the DRIP intends to tender Shares at different prices. See Instruction 10 to the Letter of Transmittal. Participants in the DRIP who do not wish to tender their shares held in the DRIP do not need to take any action. Participants may complete the box captioned "The Following is to be Completed Only by Participants in the WesterFed Financial Corporation Dividend Reinvestment and Stock Purchase Plan" on only one Letter of Transmittal submitted by such participant. If a participant submits more than one Letter of Transmittal and completes such box on more than one Letter of Transmittal, the participant will be deemed to have elected to tender all Shares allocated to the stockholder's account under the DRIP at the lowest of the prices specified in such Letters of Transmittal. Participants in the DRIP who wish to tender the Shares that will be allocated to their accounts under the DRIP on November 24, 1998 in connection with the payment of the Company's quarterly dividend on November 24, 1998 should so indicate on the Letter of Transmittal. Participants in the DRIP may confirm the number of Shares allocated to them on November 24, 1998 under the DRIP after 4:00 P.M. New York City time on that day by reference to the average of the high and low trade price of the Company's Shares on November 24, 1998 (which may be obtained from the Information Agent or from brokers), taking into account that the dividend per Share paid on November 24, 1998(which was used to purchase Shares under the DRIP for participants in the DRIP) was $0.135. Participants in the DRIP may withdraw such Shares by following the procedure for withdrawal of Shares, before 5:00 P.M. New York City time on December 21, 1998. See Section 4 of the Offer to Purchase. Participants in the DRIP are urged to read the Letter of Transmittal and related materials carefully.

         THE OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED PURSUANT TO THE OFFER. SEE SECTION 7 OF THE OFFER TO PURCHASE.

         No fees or commissions will be payable to brokers, dealers or any person for soliciting tenders of Shares pursuant to the Offer other than fees paid to the Dealer Managers as described in the Offer to Purchase. The Company will, upon request, reimburse brokers and banks for reasonable and customary handling and mailing expenses incurred by them in forwarding materials relating to the Offer to their customers. The Company will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 7 of the Letter of Transmittal.

         No broker, dealer, bank, trust company or fiduciary shall be deemed to be the agent of the Company, Davidson Trust Co. as "Depositary," or Keefe, Bruyette & Woods, Inc. as the "Dealer Manager" and "Information Agent," for purposes of the Offer.

         For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

          1.   Offer to Purchase, dated November 20, 1998;

          2. Letter to Clients which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients' instructions with regard to the Offer;

          3. Letter, dated November 20, 1998, from Lyle R. Grimes, President and Chief Executive Officer of the Company, to stockholders of the Company;

          4.   Letter of  Transmittal  for your use and for the  information  of
               your   clients   (together   with   accompanying   Form  W-9  and
               guidelines); and

          5.   A  return   envelope   addressed  to  Davidson  Trust  Corp.,  as
               Depositary.

         WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON DECEMBER 21, 1998, UNLESS THE OFFER IS EXTENDED.

         In order to take advantage of the Offer, a duly executed and properly completed Letter of Transmittal and any other required documents should be sent to the Depositary with either certificate(s) representing the tendered Shares or confirmation of their book-entry transfer, all in accordance with the instructions set forth in the Letter of Transmittal and the Offer to Purchase.

         Any inquiries you may have with respect to the Offer should be addressed to the Depositary or the Information Agent/Dealer Manager at their respective addresses and telephone numbers set forth on the back cover page of the Offer to Purchase.

         Additional copies of the enclosed material may be obtained from the Information Agent/Dealer Manager, telephone: (877) 298-6520.

                                           Very truly yours,


                                           Keefe, Bruyette & Woods, Inc.


Enclosures

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY OTHER PERSON AS AN AGENT OF THE COMPANY OR ANY OF ITS AFFILIATES, THE INFORMATION AGENT/DEALER MANAGER OR THE DEPOSITARY, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENTS CONTAINED THEREIN.

                                                                  Exhibit (a)(4)


                         WESTERFED FINANCIAL CORPORATION
                        Offer To Purchase For Cash Up To
                      1,100,000 Shares Of Its Common Stock
                   At A Purchase Price Not In Excess Of $20.00
                         Nor Less Than $18.00 Per Share


           THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT
              5:00 P.M., NEW YORK CITY TIME, ON DECEMBER 21, 1998,
                          UNLESS THE OFFER IS EXTENDED.


To Our Clients:

         Enclosed for your consideration are the Offer to Purchase, dated November 20, 1998, and the related Letter of Transmittal (which together constitute the "Offer") in connection with the Offer by WesterFed Financial Corporation, a Delaware corporation (the "Company"), to purchase up to 1,100,000 shares of its Common Stock, $0.01 par value per share (the "Shares"), at prices not in excess of $20.00 nor less than $18.00 per Share, as specified by tendering stockholders, upon the terms and subject to the conditions set forth in the Offer.

         The Company will determine the single per Share price, not in excess of $20.00 nor less than $18.00 per Share, net to the seller in cash (the "Purchase Price"), that it will pay for Shares validly tendered pursuant to the Offer, taking into account the number of Shares so tendered and the prices specified by tendering stockholders. The Company will select the lowest Purchase Price that will allow it to buy 1,100,000 Shares (or such lesser number of Shares as are validly tendered at prices not in excess of $20.00 nor less than $18.00 per Share). All Shares properly tendered at prices at or below the Purchase Price and not withdrawn on or prior to the Expiration Date (as defined in Section 1 of the Offer to Purchase) will be purchased at the Purchase Price, subject to the terms and conditions of the Offer, including the proration and conditional tender provisions. See Sections 1 and 16 of the Offer to Purchase.

         Upon the terms and subject to the conditions of the Offer, if, at the expiration of the Offer, more than 1,100,000 Shares are validly tendered at or below the Purchase Price and not withdrawn, the Company will buy Shares (i) from stockholders who owned beneficially as of the close of business on November 13, 1998, and continue to own beneficially as of the Expiration Date an aggregate of fewer than 100 Shares who properly tender all their Shares at prices at or below the Purchase Price, and (ii) then, on a pro rata basis, from all other stockholders who properly tender at or below the Purchase Price (and do not withdraw them prior to the expiration of the Offer), other than stockholders who tender conditionally and for whom the condition is not satisfied. See Sections 1, 2 and 6 of the Offer to Purchase. All Shares not purchased pursuant to the Offer, including Shares tendered at prices greater than the Purchase Price and Shares not purchased because of proration or because they were conditionally tendered and not accepted for purchase will be returned to the tendering stockholders at the Company's expense as promptly as practicable following the Expiration Date.

         The Depositary for the Offer also acts as the agent for participants in the Company's Dividend Reinvestment and Stock Purchase Plan (the "DRIP") and will make available to the participants whose accounts are credited with Shares under the DRIP all documents furnished to stockholders generally in connection with the Offer. Certain participants in the DRIP will also receive additional copies of such documents directly if they also hold Shares in nominee accounts or in different names. Participants in the DRIP may use the Letter of Transmittal to tender such participants' Shares in the Offer by completing the box captioned "The Following is to be Completed Only by Participants in the WesterFed Financial Corporation Dividend Reinvestment and Stock Purchase Plan" on the Letter of Transmittal. Each participant may direct that all, some or none of the Shares credited to the participant's account are to be tendered. Stockholders who intend to tender Shares held in the DRIP in addition to Shares which are not held in the DRIP may use one Letter of Transmittal to tender all of such Shares if such participant wishes to tender all such Shares at the same price (even if such stockholders have received more than one copy of the Offer). Separate Letters of Transmittal must be used if a participant in the DRIP intends to tender Shares at different prices. See Instruction 10 to the Letter of Transmittal. Participants in the DRIP who do not wish to tender their shares held in the DRIP do not need take any action. Participants may complete the box captioned "The Following is to be Completed Only by Participants in WesterFed Financial Corporation Dividend Reinvestment and Stock Purchase Plan" on only one Letter of Transmittal submitted by such participant. If a participant submits more than one Letter of Transmittal and completes such box on more than one Letter of Transmittal, the participant will be deemed to have elected to tender all Shares allocated to the stockholder's account under the DRIP at the lowest of the prices specified in such Letters of Transmittal. Participants in the DRIP who wish to tender the Shares that will be allocated to their accounts under the DRIP on November 24, 1998, in connection with the payment of the Company's quarterly dividend on November 24, 1998, should so indicate on the Letter of Transmittal. Participants in the DRIP may confirm the number os Shares allocated to them on November 24, 1998 under the DRIP after 4:00 P.M. New York City time on that day by reference to the average of the high and low trade price of the Company's Shares on such date (which may be obtained from the Information Agent or from brokers), taking into account that the dividend per Share paid on November 24, 1998 (which was used to purchase Shares under the DRIP for participants in the DRIP) was $0.135. Participants in the DRIP may withdraw such Shares by following the procedure for withdrawal of Shares, before 5:00 P.M. New York City time on December 21, 1998. See Section 4 of the Offer to Purchase. Participants in the DRIP are urged to read the Letter of Transmittal and related materials carefully.

         We are the owner of record of Shares held for your account. As such, we are the only ones who can tender your Shares, and then only pursuant to your instructions. We are sending you the Letter of Transmittal for your information only; you cannot use it to tender Shares we hold for your account.

         Please instruct us as to whether you wish us to tender any or all of the Shares we hold for your account on the terms and subject to the conditions of the Offer.

         We call your attention to the following:

          1. You may tender Shares at prices not in excess of $20.00 nor less than $18.00 per Share as indicated in the attached Instruction Form, net to you in cash.

          2. You may tender your Shares conditioned upon the Company's purchasing all or a minimum number of your Shares.

          3. The Offer is not conditioned on any minimum number of Shares being tendered pursuant to the Offer.

          4. The Offer, proration period and withdrawal rights will expire at 5:00 p.m., New York City time, on December 21, 1998, unless the Company extends the Offer.

          5. The Offer is for 1,100,000 Shares, constituting approximately 19.7% of the Shares outstanding as of November 13, 1998.

          6. Tendering stockholders will not be obligated to pay any brokerage commissions, solicitation fees, or, subject to Instruction 7 of the Letter of Transmittal, stock transfer taxes on the Company's purchase of Shares pursuant to the Offer.

          7. If you beneficially held, as of the close of business on November 13, 1998, an aggregate of fewer than 100 Shares and you continue to beneficially own as of the Expiration Date an aggregate of fewer than 100 Shares, and you instruct us to tender on your behalf all such Shares at or below the Purchase Price before the Expiration Date (as defined in the Offer to Purchase) and complete the box captioned "Odd Lots" in the attached Instruction Form, the Company, upon the terms and subject to the conditions of the Offer, will accept all such Shares for purchase before proration, if any, of the purchase of other Shares validly tendered at or below the Purchase Price.

          8. If you wish to tender portions of your Shares at different prices, you must complete a separate Instruction Form for each price at which you wish to tender each such portion of your Shares. We must submit separate Letters of Transmittal on your behalf for each price you will accept.

         If you wish to have us tender any or all of your Shares, please so instruct us by completing, executing, detaching and returning to us the attached Instruction Form. An envelope to return your Instruction Form to us is enclosed. If you authorize us to tender your Shares, we will tender all such Shares unless you specify otherwise on the attached Instruction Form.

         YOUR INSTRUCTION FORM SHOULD BE FORWARDED TO US IN AMPLE TIME TO PERMIT US TO SUBMIT A TENDER ON YOUR BEHALF ON OR BEFORE THE EXPIRATION DATE OF THE OFFER. THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON DECEMBER 21, 1998, UNLESS THE COMPANY EXTENDS THE OFFER.

         As described in Section 1 of the Offer to Purchase, if more than 1,100,000 Shares have been validly tendered at prices at or below the Purchase Price and not withdrawn on or prior to the Expiration Date (as defined in the Offer to Purchase), the Company will purchase properly tendered Shares on the basis set forth below:

         (a) first, all Shares validly tendered and not withdrawn on or prior to the Expiration Date by or on behalf of any stockholder who owned beneficially, as of the close of business on November 13, 1998 and continues to own beneficially as of the Expiration Date, an aggregate of fewer than 100 Shares who:

               (1) validly tenders all of such Shares at a price at or below the Purchase Price (partial and conditional tenders will not qualify for this preference); and

               (2) completes the box captioned "Odd Lots" on the Letter of Transmittal; and

         (b) second, after purchase of all of the forgoing Shares, all other Shares validly and conditionally tendered at prices at or below the Purchase Price in accordance with Section 6 of the Offer to Purchase for which the condition was satisfied, and all other Shares validly and unconditionally tendered at or below the Purchase Price and not withdrawn on or prior to the Expiration Date on a pro rata basis (with appropriate adjustments to avoid purchases of fractional Shares) as described in Section 1 of the Offer to Purchase; and

         (c) third, if necessary, Shares validly and conditionally tendered at or below the Purchase Price and not withdrawn on or prior to the Expiration Date, selected by lot in accordance with Section 6 of the Offer to Purchase.

         You may condition your tender on the Company purchasing a minimum number of your tendered Shares. In such case, if as a result of the proration provisions in the Offer to Purchase the Company would purchase less than such minimum number of your Shares, then the Company will not purchase any of your Shares, except as provided in the next sentence. If so many conditional tenders would be deemed withdrawn that the total number of such Shares to be purchased falls below 1,100,000 Shares, then to the extent feasible, the Company will select enough of such conditional tenders that would otherwise have been so withdrawn to permit the Company to purchase 1,100,000 Shares. In selecting among such conditional tenders, the Company will select by lot and will limit its purchase in each case to the minimum number of Shares designated. See Sections 1 and 6 of the Offer to Purchase.

         The Offer is being made to all holders of Shares. The Company is not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law. If the Company becomes aware of any jurisdiction where the making of the Offer is not in compliance with any valid applicable law, the Company will make a good faith effort to comply with such law. If, after such good faith effort, the Company cannot comply with such law, the Offer will not be made to, nor will tenders be accepted from or on behalf of, holders of Shares residing in such jurisdiction. In any jurisdiction the securities or blue sky laws of which require the Offer to be made by a licensed broker or dealer, the Offer is being made on the Company's behalf by the Information Agent/Dealer Manager or one or more regional brokers or dealers licensed under the laws of such jurisdiction.

                                                                  Exhibit (a)(5)


                         WESTERFED FINANCIAL CORPORATION




November 20, 1998

Dear Stockholders of WesterFed Financial Corporation:

         Over time, WesterFed Financial Corporation's profitable operations have contributed to the growth of a capital base that exceeds all applicable regulatory standards and the amount of capital needed to support the Company's banking business. After evaluating a variety of alternatives to utilize this strong capital base more effectively and to maximize value to our stockholders, we have determined that a repurchase of our own shares is currently the best alternative to accomplish those objectives. The Board of Directors has approved a repurchase of 1,100,000 shares of the Company's common stock, or 19.7 percent of our 5,594,361 million outstanding shares. A copy of the Offer to Purchase is enclosed.

         The Company is conducting the offer through a procedure referred to as a "Modified Dutch Auction." This procedure allows you to select the price at which you are willing to sell, or tender, all or part of your shares within a price range of not more than $20.00 per share and not less than $18.00 per share. Upon expiration of the offer, we will select the lowest purchase price from those shares tendered that will allow us to buy 1,100,000 shares. All shares purchased in the offer will receive the same purchase price, even those shares that are tendered below the purchase price. In addition, if you own less than 100 shares and tender all of your shares at or below the purchase price, you will receive priority and have all of your shares purchased even if more than 1,100,000 shares are tendered. No brokerage fees or commissions will be charged to you if you tender your shares.

         We encourage each stockholder to read carefully the Offer to Purchase and related materials. Neither WesterFed Financial Corporation nor our Board of Directors make any recommendation whether to tender shares to the Company. You should make your decision independently after consulting with your advisors.

         To assist us with this offer, we have engaged Keefe, Bruyette & Woods, Inc. to serve as the Dealer Manager and Information Agent. Representatives from this firm may contact you by phone to make sure you have received the Offer to Purchase and related materials and to answer any questions you may have. If you need information or additional forms, please call the Information Agent/Dealer Manager toll free at (877) 298-6520.

         Unless otherwise extended, the offer will expire at 5:00 p.m. New York City time on December 21, 1998. We again encourage you to read carefully the enclosed material.

         As  always,   we  appreciate  your  interest  in  WesterFed   Financial
Corporation.

                                           Sincerely,


                                           -------------------------------------
                                           Lyle R. Grimes
                                           President and Chief Executive Officer

                                                                  Exhibit (a)(6)


MEMO                                                            PLEASE CIRCULATE

DATE:       November 20, 1998

TO:         All Staff

FROM:       Lyle R. Grimes, President and CEO

RE:         Tender Offer for WesterFed Financial Corporation's Common Stock


--------------------------------------------------------------------------------


         At WesterFed Financial Corporation's Board of Directors Meeting yesterday, November 19, 1998, the board approved the purchase of 1,100,000 shares of our common stock by means of what is termed a "Modified Dutch Auction Tender." It is more fully described in the attached news release. We have made every effort to communicate this action to members of the community as quickly as possible. Below you will find the answers to some questions that are likely to arise from our public announcement. We will provide further information if additional questions come up.

Question:   Why is WesterFed  Financial  Corporation  offering to repurchase its stock?

Answer: Over time, WesterFed Financial Corporation's profitable operations have contributed to the growth of a capital base that exceeds all applicable regulatory standards and the amount of capital needed to support our banking business. After evaluating a variety of alternatives to utilize more effectively our capital base and to attempt to maximize stockholder value, WesterFed Financial Corporation's management and its Board of Directors believe that the purchase of its stock pursuant to the tender offer is a positive action that is intended to improve returns to our stockholders. Our financial projections indicate that the purchase of shares will increase earnings per share and return on stockholders' equity.

Question:   Who's idea was this?

Answer: With the assistance of Keefe, Bruyette & Woods, Inc., management has conducted a detailed analysis of WesterFed Financial Corporation's capital structure to determine how to maximize stockholder value by improving return on stockholders' equity while maintaining a high level of financial security and preserving future strategic options. Based upon the results of a series of financial models developed by Charles Webb, a purchase of shares appeared to be the best means to accomplish the desired objectives. The Modified Dutch Auction Tender method was determined to be the best way to acquire shares in the shortest period of time.

Question:   How should I respond to questions?

Answer: WesterFed Financial Corporation has hired a special Information Agent to handle all questions. The Information Agent is Keefe, Bruyette & Woods, Inc. and their toll-free telephone number is (877) 298-6520. Because WesterFed Financial Corporation's the purchaser of the shares, and because securities laws are involved, it is highly important that all questions be referred to the Information Agent. No member of WesterFed Financial Corporation's staff is allowed or authorized to answer any questions or give any advice regarding the tender offer. We are aware that many stockholders are customers of the bank and have ties or relationships with staff members. You should handle these situations as diplomatically as possible, but in any event, all questions must be referred either to the Information Agent or the holder's broker or investment advisor.

Question:   What do I say if a  stockholder  asks,  "Should I sell  (tender)  my stock?"

Answer: Members of the WesterFed Financial Corporation staff must not give any investment advice to stockholders. The stockholder must make his or her own investment decision. You should not express an opinion as to whether you think the tender offer is a "good deal" or a "bad deal." While the stockholder may call Keefe, Bruyette & Woods, Inc., the Information Agent and Dealer Manager, they will not receive investment advice from them. They should be directed to contact their broker or investment advisor.

Question:   What do I do if someone  brings a Letter of  Transmittal to me or my office?

Answer: Because tenders must be received by the Depositary, Davidson Trust Co., within a limited amount of time, we cannot take the responsibility for having any stockholder's tender delivered. Stockholders must send tenders directly to Davidson Trust Co. at the address provided in the tender offer documents. That address is:

                         Davidson Trust Co.
                         9 Third Street North, Suite 200
                         Great Falls, Montana 59401

Question:   May employees of WesterFed  Financial  Corporation  tender shares in the offer?

Answer: Yes. Employees who own shares of WesterFed Financial Corporation common stock are eligible to tender their shares. You will receive a complete copy of the same documents that are being provided to other stockholders.

                                                                  Exhibit (a)(7)








                         WESTERFED FINANCIAL CORPORATION
                              QUESTIONS AND ANSWERS
                               ABOUT THE OFFER OF
                         WESTERFED FINANCIAL CORPORATION
                   TO PURCHASE FOR CASH UP TO 1,100,000 SHARES
                     OF COMMON STOCK AT A PURCHASE PRICE OF
                           $18.00 TO $20.00 PER SHARE
                                November 20, 1998

                    QUESTIONS AND ANSWERS ABOUT THE OFFER OF
                         WESTERFED FINANCIAL CORPORATION
                              TO PURCHASE ITS STOCK

The following information is designed to answer frequently asked questions about the offer by WesterFed Financial Corporation to purchase shares of its common stock. Stockholders are referred to the Offer to Purchase and Letter of Transmittal for a detailed description of the terms and conditions of the offer.

Q.   What Is This Offer To Purchase?

A. WesterFed Financial Corporation is inviting its stockholders to tender shares of its common stock, $0.01 par value per share (the "Shares"), at prices not in excess of $20.00 nor less than $18.00 per Share in cash, as specified by stockholders tendering their Shares, upon the terms and subject to the conditions set forth in its Offer to Purchase, dated November 20, 1998, and in the enclosed Letter of Transmittal (which together constitute the "Offer"). The Company will determine the single per Share price, not in excess of $20.00 nor less than $18.00 per Share, net to the seller in cash (the "Purchase Price"), that it will pay for Shares validly tendered pursuant to the Offer, taking into account the number of Shares so tendered and the prices specified by tendering stockholders. The Company will select the lowest Purchase Price that will allow it to buy 1,100,000 Shares (or such lesser number of Shares as are number tendered at prices not in excess of $20.00 nor less than $18.00 per Share). This type of issuer tender offer is commonly referred to as a "Modified Dutch Auction."

Q.   What Is A "Modified Dutch Auction?"

A. A Modified Dutch Auction is a process whereby a company makes a direct tender offer to its own stockholders to purchase a specified number of shares of its stock within a specified price range per share, and pays the highest price at which it accepts shares to all stockholders whose shares are accepted. In this case, WesterFed Financial Corporation is making a direct offer to all of its stockholders to purchase in the aggregate 1,100,000 Shares of its common stock at a price not in excess of $20.00 nor less than $18.00 per Share. This process allows each stockholder to elect whether to sell stock, and the price the stockholder is willing to sell at within the given price range. After receiving tenders of Shares, at the termination of the Offer, the Company will choose the lowest price within the specified range that will permit it to purchase the amount of securities sought and this price will become the Purchase Price.

Q.   What Will Be The Final Purchase Price?

A. All Shares acquired in the Offer will be acquired at the Purchase Price. The Company will select the lowest Purchase Price that will allow it to buy up to 1,100,000 Shares. All stockholders tendering at or below the Purchase Price will receive the same price per share. For example, if 500,000 Shares are tendered at $18.00 per Share, 600,000 Shares are tendered at $19.00 per Share and 300,000 Shares are tendered at $20.00 per Share, 1,100,000 Shares will be purchased at $19.00 per Share from the persons who tendered at $18.00 and $19.00, and the 300,000 Shares tendered at $20.00 per Share will be returned and not purchased.

Q. What Will Happen If More Than 1,100,000 Shares Are Tendered At Or Below The Purchase Price?

A. In the event more than 1,100,000 Shares are tendered at or below the Purchase Price, Shares tendered at or below the Purchase Price will be acquired by the Company (i) first from any stockholder who owned beneficially, as of the close of business on November 13, 1998 and continues to own beneficially as of the termination of the Offer, an aggregate of fewer than 100 Shares and who validly tenders all of such Shares, and (ii) then from all other tendering stockholder subject to proration.

Q.   At What Price May I Tender My Shares?

A. Stockholders may elect to tender their Shares in increments of 1/8th of a dollar ($.125) starting at $18.00 per Share up to and including $20.00 per Share. The election as to the number of Shares and the price a stockholder is willing to tender are to be indicated on the Letter of Transmittal.

Q.   How Do I Tender My Shares?

A. If you hold your Shares in certificate form, you must return a properly completed Letter of Transmittal (the blue form) and any other documents required by the Letter of Transmittal, together with the certificates for the Shares being tendered, to the Depositary, Davidson Trust Co., which must be received by them by 5:00 p.m. New York City time on December 21, 1998.

Q.   How Do I Tender My Shares If My Shares Are Held By My Broker?

A. If your Shares are registered in street name with a broker, dealer, commercial bank, trust company or other nominee, you will need to contact your broker, bank or other nominee and instruct the nominee to make the tender of your Shares for you. You cannot tender such Shares using the Letter of Transmittal even though you may have received one for your information.

     If you are a broker and are tendering Shares in book-entry form for your customers, you must comply with the Book-Entry Delivery procedure described in Section 3 of the Offer to Purchase.

Q. What Do I Do If I Have Lost My Certificates, Or If They Have Been Mutilated, Destroyed Or Stolen, But I Still Want To Tender Them?

A. Call the Depositary at (406) 791-7320 in Montana for instructions for tendering Shares in such circumstances.

Q.   Do I Have To Sell My Stock To The Company?

A.   No. A stockholder is not required to tender any stock.

Q.   What Happens If I Do Not Tender My Stock To The Company To Purchase?

A. Nothing will happen if you do not tender any or all of your Shares. Your Shares will remain outstanding without a change in the terms or ownership rights. You will continue to own the same number of Shares without any adjustment, and you will continue to receive the same dividend and voting rights. However, since the Company will purchase up to 1,100,000 of its outstanding Shares, the percentage of the outstanding stock which you own will increase since the number of outstanding Shares will be reduced.

Q.   What If The Terms Of The Offer Change?

A. In the event the Expiration Date is extended or if the terms of the Offer are materially changed, the Company will generally give notice of the change and at least 5 business days, and under certain circumstances at least 10 business days, from such notice stockholders will be able to change or withdraw their tender.

Q.   Can I Tender Part Of My Stock At Different Prices?

A. Yes, you can elect to tender part of your stock at one price and an additional amount at a second price. For example, if you owned 1,500 Shares, you could tender 500 Shares at $18.00, 500 Shares at $19.00 and keep the remaining 500 Shares. However, you cannot tender the same stock at different prices. In the prior example, the stockholder owning 1,500 Shares cannot tender 1,500 at $18.00 and 1,500 at $19.00. If you tender some Shares at one price and other Shares at a different price, you must use a separate Letter of Transmittal for each price.

Q.   Is There Any Brokerage Commission?

A. No. The Company will purchase stock directly from each stockholder at the Purchase Price without the use of a broker.

Q. What If I Am A Participant In The Company's Dividend Reinvestment And Stock Purchase Plan?

A. If you are a participant in the Company's Dividend Reinvestment and Stock Purchase Plan (the "DRIP"), you may instruct Davidson Trust Co., as Agent of the DRIP, to tender Shares allocated to your account in such DRIP. You will receive all documents furnished to stockholders generally in connection with the Offer. Certain participants in the DRIP will also receive additional copies of such documents directly, if they also hold Shares in nominee accounts or in different names. You may use the Letter of Transmittal to instruct the Agent to tender your Shares in the Offer by completing the box captioned "The Following is to be Completed Only by Participants in the WesterFed Financial Corporation Dividend Reinvestment and Stock Purchase Plan" on the Letter of Transmittal. You may direct that all, some, or none of the Shares credited to your DRIP account are to be tendered.

Q. What If I Am A DRIP Participant And Wish To Tender Both DRIP And Non-DRIP Shares?

A. If you intend to tender Shares held in the DRIP in addition to Shares which are not held in the DRIP, you may use one Letter of Transmittal to tender all of such Shares, if you wish to tender all such Shares at the same price (even if you have received more than one copy of the Offer). Separate Letters of Transmittal must be used if you intend to tender Shares held in the DRIP and Shares not held in the DRIP at different prices. See Instruction 10 to the Letter of Transmittal.

Q.   How Do I Tender DRIP Shares?

A. If you do not wish to tender your shares held in the DRIP, you do not need to take any action. If you wish to tender DRIP Shares, you must complete the box captioned "The Following is to be Completed Only by Participants in the WesterFed Financial Corporation Dividend Reinvestment and Stock Purchase Plan" on only one Letter of Transmittal submitted by you. If you submit more than one Letter of Transmittal and complete such box on more than one Letter of Transmittal, you will be deemed to have elected to tender all Shares allocated to your account under the DRIP at the lowest of the prices specified in such Letters of Transmittal. If you wish to tender the Shares that were allocated to your DRIP account on November 24, 1998, in connection with the payment of the Company's quarterly dividend on the same date, you should so indicate on the Letter of Transmittal. You are urged to read the Letter of Transmittal and related materials carefully.

Q. How Do I Determine How Many Shares I Have In My Dividend Reinvestment Plan Account, And The Amount I Will Receive For Tendering Them?

A. You can determine how many Shares you have in your DRIP account, including the Shares allocated to your account on November 24, 1998 in connection with the payment of the Company's quarterly dividend on such date, by reference to your most recent DRIP Statement and by computing the average of the high and low trade prices of the Company's Shares on November 24, 1998 (which may be obtained from your broker or the Information Agent, Keefe, Bruyette & Woods, Inc. after 4:00 P.M. New York City time on November 24, 1998), taking into account that the dividend per Share payable on November 24, 1998 was $0.135.

Q.   Can I Change Or Cancel My Tender?

A. You may increase or decrease the number of Shares indicated in the Letter of Transmittal or withdraw it entirely up until 5:00 p.m. on December 21, 1998. Generally after December 21, 1998, you cannot withdraw your tender. If you desire to change or withdraw your tender, you are responsible to make certain that a valid withdrawal is received by the December 21, 1998 deadline. Except as discussed in the Offer to Purchase, tenders are irrevocable after the December 21, 1998 deadline.

Q.   Can You Summarize The Process By Which Shares Are Validly Tendered?

A. Generally, for certificated Shares you must complete the Letter of Transmittal (the [blue] form) as follows:

     - List the certificates and the number of Shares that you are tendering in the box captioned "Description of Shares Tendered".

     - Check the box specifying the price at which you are tendering in the box captioned "Price (in Dollars) Per Share at Which Shares are Being Tendered".

     - If you want to give us special payment instructions, complete the box captioned "Special Payment Instructions".

     - If you want to give us special delivery instructions, complete the box captioned "Special Delivery Instructions".

     - If you are an Odd Lot Holder who is tendering all your shares, complete the box captioned "Odd Lots".

     - If you are a participant in the Company's Dividend Reinvestment and Stock Purchase Plan, complete the box captioned "The Following is to be Completed Only by Participants in the WesterFed Financial Corporation Dividend Reinvestment and Stock Purchase Plan."

     - If you want to make a conditional tender of Shares, complete the box captioned "Conditional Tenders".

     - If your Shares are being delivered by book-entry, complete the box captioned "Box Below for Use By Eligible Institutions Only".

     - Complete substitute Form W-9 to certify your tax identification number.

     - Sign the Letter of Transmittal in the box captioned "Sign Here" (in certain circumstances, signatures must be guaranteed in this Box).

          You must deliver your Share certificates or comply with the book-entry delivery requirements. See Section 3 of the Offer to Purchase. These documents must be received by the Depositary, Davidson Trust Co., no later than 5:00 p.m. on December 21, 1998. If you are tendering Shares held by a broker, commercial bank, trust company or other nominee, your instructions must be given to your nominee who will, on the basis of your instructions, tender Shares for you. Please see Section 3 and the Letter of Transmittal for more details about how to tender Shares.

Q.   How Can I Get More Information?

A. If you have a question, please call our Information Agent/Dealer Manager, Keefe, Bruyette & Woods, Inc. at (877) 298-6520, from 8:30 a.m. - 5:30 p.m., Eastern Time, Monday through Friday.

This brochure is neither an offer to purchase nor a solicitation of an offer to sell securities. The offer to purchase the stock of the Company is made only by the WesterFed Financial Corporation Offer to Purchase document dated November 20, 1998 and the accompanying Letter of Transmittal.

                                                                  Exhibit (a)(8)


CONTACTS:  Lyle R. Grimes, President and CEO              Patrica A. McJoynt
           of WesterFed Financial Corporation             Keefe, Bruyette &
           (406) 721-5254                                 Woods, Inc.
                                                           (877) 298-6520

                                                           Immediate
                                                           November 20, 1998


                  WESTERFED FINANCIAL CORPORATION OFFERS TO BUY
                  UP TO 1.1 MILLION SHARES OF ITS COMMON STOCK

Missoula,  Montana  .....  WesterFed  Financial   Corporation(NASDAQ   NMS:WSTR)
announced today that its Board of Directors has authorized the repurchase of up to 1,100,000 shares of its common stock, which represents 19.7 percent of its 5,594,361 outstanding shares. The repurchase will be made through a "Modified Dutch Auction Tender." Under this procedure, WesterFed Financial Corporation stockholders will be given the opportunity to sell part or all of their shares to the Corporation at a price of not less than $18.00 per share and not more than $20.00 per share. This price range represents a 2.7 percent discount to a
8.1 percent premium to the November 19, 1998 closing price of $18.50 per share. Based upon the minimum and maximum offering prices specified in the offer, the aggregate purchase price, if 1,100,000 shares are purchased, would range from $19.8 million to $22.0 million. The offer to purchase shares will expire at 5:00 p.m. New York City time on December 21, 1998 unless extended by the Corporation.

         Under the procedures for a Modified Dutch Auction Tender, stockholders may offer to sell all or a portion of the shares they own at a price not more than the maximum price ($20.00) nor less than the minimum price ($18.00) specified in the tender. Upon the expiration of the offer, WesterFed Financial Corporation will select the lowest purchase price that will allow it to buy 1,100,000 shares. All shares purchased in the offer will receive the same price. If the number of shares tendered is equal to or less than 1,100,000 shares, the purchase price will be the highest price specified by tendering stockholders. If the number of shares tendered is greater than the number sought, the Corporation will select the lowest price that will allow it to buy the number of shares it seeks.

         Lyle R. Grimes, WesterFed's President and Chief Executive Officer, stated, "WesterFed is making the tender offer because its Board of Directors believes that the purchase of shares pursuant to the offer should have beneficial effects on stockholder value while maintaining a strong capital base to support the needs of our business and our customers. After studying a number of alternatives, we selected the Modified Dutch Auction Tender because it is a positive action that has the potential for improving stockholder returns in an expeditious manner. Based upon pro forma financial analyses, the purchase of shares should have the effect of increasing earnings per share and raising the return on stockholders' equity."

         WesterFed Financial Corporation is a savings and loan holding company based in Missoula, Montana and has approximately $1.0 billion in total assets. Its subsidiary bank, Western Security Bank has 33 offices, located throughout 20 different Montana communities.

         Keefe, Bruyette & Woods, Inc. & Co., Inc. will act as the dealer manager and information agent for the offer, and Davidson Trust Co. will be the depositary for the shares tendered. Questions or to requests for assistance may be directed to Keefe, Bruyette & Woods, Inc., toll free at (877) 298-6520.

         This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of WesterFed Financial Corporation common stock. The offer is made solely by the Offer to Purchase dated November 20, 1998 and the related Letter of Transmittal.

                                                                  Exhibit (a)(9)



This announcement is neither an Offer to Purchase nor a solicitation of an offer to sell shares of WesterFed Financial Corporation common stock. The offer is made solely by the Offer to Purchase, dated November 20, 1998, and the related Letter of Transmittal, copies of which may be obtained from the Information Agent.

                         WESTERFED FINANCIAL CORPORATION

                                    Offers to

                 Purchase For Cash up to 1,100,000 Shares of its
                                  Common Stock

              At a Purchase Price Not Greater Than $20.00 Nor Less
                              Than $18.00 Per Share

--------------------------------------------------------------------------------

           THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT
              5:00 P.M., NEW YORK CITY TIME, ON DECEMBER 21, 1998,
                          UNLESS THE OFFER IS EXTENDED.

--------------------------------------------------------------------------------

           The Information Agent and Dealer Manager for the Offer is:

                          KEEFE, BRUYETTE & WOODS, INC.
                               211 Bradenton Drive
                             Dublin, Ohio 43017-5034
                           (877) 298-6520 (toll free)